                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof
           &

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 6 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2005

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                 N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               Jennifer MacIntyre
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2005 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (j)    Public  Accounts of Ontario:  2005-2006  Province of Ontario
                    Annual Report and Consolidated Financial Statements

                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

August 24, 2006                     By:   /s/ Irene Stich
                                       ------------------------------
                                       Name:  Irene Stich
                                       Title: Director, Capital Markets Operations
                                              Capital Markets Division
                                              Ontario Financing Authority

                              Exhibit Index

Exhibit (j):     Public Accounts of Ontario: 2005-2006 Province of Ontario
                 Annual Report and Consolidated Financial Statements

                                         EXHIBIT (j)

                                         Public Accounts of Ontario: 2005-2006 Province of Ontario
                                         Annual Report and Consolidated Financial Statements

                           [The Ontario Coat of Arms]
                                                                             Financial Statement Discussion and Analysis, 2005-2006
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To The Honourable
James K. Bartleman
Lieutenant Governor of Ontario

May It Please Your Honour:

The undersigned has the honour to present to Your Honour the Public Accounts of the Province of Ontario for the fiscal year ended
March 31, 2006, in accordance with the requirements of the Ministry of Treasury and Economics Act.

Respectfully submitted,

/s/ Greg Sorbara
___________________________
The Honourable Greg Sorbara
Minister of Finance
Toronto, August 2006

Financial Statement Discussion and Analysis, 2005-2006
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INTRODUCTION

              The Public Accounts, which includes this Annual Report and the Consolidated Financial Statements, is a major accountability document of the Province, outlining its financial position and results of operations during the past fiscal year. The Province continues to make improvements in financial reporting and accountability as demonstrated in this Annual Report.

              As previously announced, the Province is including school boards, community colleges and hospitals in the Consolidated
              Financial Statements starting in 2005-06. The government also has improved the timeliness of the Province's financial reporting by advancing the date of tabling this Annual Report and the Consolidated Financial Statements this year.

              Producing the Public Accounts of Ontario requires the involvement and co-operation of a large number of staff in ministries, agencies and the Office of the Auditor General. In addition, consolidating the three broader public sector organizations in the Province's Public Accounts for the first time required considerable effort by staff of these organizations and their respective ministries.  I would like to take this opportunity to thank them for their very important contribution to the Public Accounts process this year.

              We welcome comments on these documents and invite you to send your feedback. You may e-mail us at
              annualreport@fin.gov.on.ca or write to the Office of the Provincial Controller, Re: Annual Report, Ontario Ministry of
              Finance, First Floor, Frost Building South, 7 Queen's Park Crescent, Toronto ON M7A 1Y7.

              /s/ Bruce L. Bennett
              ____________________________
              Bruce L. Bennett, CA
              Acting Provincial Controller
              Ontario Ministry of Finance

Financial Statement Discussion and Analysis, 2005-2006
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TABLE OF CONTENTS

Guide to the Public Accounts.............................................................................1
Statement of Responsibility..............................................................................3

Financial Statement Discussion and Analysis

Consolidated Financial Statements

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Financial Statement Discussion and Analysis, 2005-2006

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GUIDE TO THE PUBLIC ACCOUNTS

              The Public Accounts of the Province of Ontario comprise this Annual Report and three supporting volumes.

Annual Report

              The Annual Report includes the Consolidated Financial Statements of the Province of Ontario and a Financial Statement
              Discussion and Analysis (FSD&A) section that uses narrative and graphs to highlight and explain the numbers in more detail.

              The Consolidated Financial Statements are made up of several documents and schedules:

      •       The Auditor General's Report on the Consolidated Financial Statements expresses the opinion of the Auditor General as to whether the Consolidated Financial Statements fairly report the activities of the government in accordance with
              Canadian generally accepted accounting principles.

      •       The Consolidated Statement of Operations reports the annual deficit/surplus from operations in the period. It shows government revenues, the cost of providing services and other ongoing expenses, and the difference between them.

      •       The Consolidated Statement of Financial Position shows the financial resources of the Province against its obligations. The resulting figure is called net debt. This figure, reduced by non-financial assets (including net assets of broader public sector organizations and tangible capital assets), represents the accumulated deficit.

      •       The Consolidated Statement of Change in Net Debt shows the combined effect on net debt of the Province's annual deficit/surplus, the net change in the Province's investment in tangible capital assets and the net change in net assets of broader public sector organizations.

      •       The Consolidated Statement of Cash Flow reports on the change in cash and cash equivalents, to show how the government financed its activities and met its cash requirements over the period.

      •       Notes and Schedules provide further information and detail on the items in the various statements and form an integral part of the Consolidated Financial Statements. The notes also include a summary of the significant accounting policies that guide the financial statement reporting.

Supporting Volumes

      •       Volume 1 contains ministry statements, detailed debt and other miscellaneous schedules. The ministry statements reflect the financial activities of the government's ministries on the accrual basis of accounting, providing a comparison of appropriations with actual spending. Ministry expenses in Volume 1 include all expenses that are subject to appropriation approved by the Legislative Assembly but exclude adjustments arising from consolidation of government organizations whose expenses are not appropriated.

      •       Volume 2 contains the financial statements of significant provincial corporations, boards and commissions that are part of the government's reporting entity, and other miscellaneous financial statements.

      •       Volume 3 contains detailed schedules of ministry payments.

STATEMENT OF RESPONSIBILITY

              The Consolidated Financial Statements are prepared by the government of Ontario in compliance with legislation, and in accordance with accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the
              Canadian Institute of Chartered Accountants (CICA) and, where applicable, the recommendations of the Accounting
              Standards Board (AcSB) of the CICA.

              The Financial Statement Discussion and Analysis section of this Annual Report is also prepared by the government of
              Ontario in compliance with legislation and in accordance with the financial reporting principles and practices recommended for governments by PSAB.

              The government accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis.

              The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these
              Consolidated Financial Statements.

              The Consolidated Financial Statements have been audited by the Auditor General of Ontario and his report appears on page 37 of this document.

              /s/ Colin Andersen             /s/ Philip Howell                 /s/ Bruce L. Bennett
              __________________             _________________________         ____________________________
              Colin Andersen                 Philip Howell                     Bruce L. Bennett, CA
              Deputy Minister                Associate Deputy Minister         Acting Provincial Controller
              August 2, 2006                 August 2, 2006                    August 2, 2006

                                                          FINANCIAL STATEMENT
                                                              DISCUSSION
                                                                  AND
                                                               ANALYSIS

2005-06 FINANCIAL HIGHLIGHTS

              After two years of deficits, from a deficit of $5.5 billion in 2003-04 and $1.6 billion in 2004-05 the Province has recorded a modest surplus of $298 million in 2005-06. This represents an improvement of $3.1 billion from the
              $2.8 billion deficit projected in the 2005 Budget Plan, a $1.9 billion improvement from the $1.6 billion deficit recorded in 2004-05, and a $1.7 billion improvement from the interim $1.4 billion deficit projected in the 2006 Budget.

----------------------------------------- -------------- --------------- -------------- -------------
2005-06                                         2005-06         2005-06        2005-06       2004-05
Financial Highlights                             Budget         Interim         Actual     Actual(4)
($ Millions)                                    Plan(2)       Actual(3)
----------------------------------------- -------------- --------------- -------------- -------------

Revenues                                         81,687         83,939          84,225        77,841
----------------------------------------- -------------- -------------- --------------- -------------
Expenses Before Consolidation of                 83,483         85,276          84,376        79,396
Broader Public Sector Organizations(1)
Decrease (Increase) in Net Assets of                  -             32           (449)             -
Broader Public Sector Organizations
----------------------------------------- -------------- -------------- --------------- -------------
----------------------------------------- -------------- -------------- --------------- -------------
Expenses                                         83,483         85,308          83,927        79,396
Reserve                                           1,000              -               -             -
----------------------------------------- -------------- -------------- --------------- -------------
----------------------------------------- -------------- --------------- -------------- -------------
Annual Surplus (Deficit)                         (2,796)        (1,369)            298        (1,555)
----------------------------------------- -------------- --------------- -------------- -------------

Liabilities                                                                    178,305       182,518
Financial Assets                                                                36,377        41,597
----------------------------------------- -------------- -------------- --------------- -------------

Net Debt                                                                       141,928       140,921
----------------------------------------- -------------- --------------- -------------- -------------
----------------------------------------- -------------- -------------- --------------- -------------
Net Assets of Broader Public Sector                                             16,739             -
Organizations
Tangible Capital Assets                                                         16,034        15,178
----------------------------------------- -------------- -------------- --------------- -------------
Non-Financial Assets                                                            32,773        15,178
----------------------------------------- -------------- -------------- --------------- -------------
----------------------------------------- -------------- --------------- -------------- -------------
Accumulated Deficit                                                            109,155       125,743
----------------------------------------- -------------- --------------- -------------- -------------
             (1) Broader Public Sector Organizations include hospitals, school boards and colleges.
                 Detailed listings are provided in Schedule 7 of the Consolidated Financial Statements.
             (2) Amounts reported in 2005 Budget, which exclude the impact of consolidation of broader public sector organizations.
             (3) Amounts reported in 2006 Budget, which include the impact of consolidation of broader public sector organizations.
             (4) Amounts reclassified as required to conform to the 2006 presentation.
             -----------------------------------------------------------------------------------------------------

              The improvement of the Province's fiscal position from the 2005 Budget Plan can be primarily attributed to two factors:
              (1) higher than forecast tax revenues; and (2) the impact of the consolidation of broader public sector (BPS)
              organizations.  The improvement from the interim was largely due to lower than anticipated spending, including the impact of consolidation of BPS organizations.

2005-06 Revenue Summary

              In 2005-06, the Province recorded revenues of $84.2 billion, an amount $2.5 billion higher than that forecast in the
              2005 Budget Plan, and $286 million higher than interim.  This represents an increase in revenue of $6.4 billion from
              2004-05.  Of the $2.5 billion difference between actual revenues and those forecast in the 2005 Budget Plan,
              $2.2 billion can be attributed to higher than projected tax revenues, while $289 million can be attributed to higher than expected income from government business enterprises.  (See the REVENUES section on page 9 for a further breakdown of 2005-06 Provincial revenues as compared to projections in the 2005 Budget Plan and the 2004-05 actual.)

2005-06 Expense Summary

              In 2005-06, the Province recorded expenses of $83.9 billion, an amount $444 million higher than projected in the 2005
              Budget Plan, and $1.4 billion lower than interim.  This represents an increase of $4.5 billion from 2004-05, when the
              Province recorded a deficit of $1.6 billion.

              As compared to the 2005 Budget Plan, spending on infrastructure, including Move Ontario, was $2.0 billion higher than expected.  This additional spending was partially offset by lower than expected Interest on Debt cost of $777 million, lower health care spending after consolidation of the hospitals sector of $528 million, and lower general government spending of $282 million.

              Actual expenses before consolidation of BPS organizations were $900 million lower than interim, while the impact of consolidation of BPS organizations lowered expenses by $481 million compared to the interim estimate of an increase in expense of $32 million.

              Additionally, the budgetary reserve of $1.0 billion to protect against unexpected and adverse changes in the economic and fiscal outlook was not required. (See the EXPENSES section on page 13 for a further breakdown of 2005-06
              Provincial expenses as compared to projections in the 2005 Budget Plan and the 2004-05 actual.)

Provincial Debt

              As of March 31, 2006, total debt for the Province stood at $155.3 billion, down from $156.8 billion a year earlier.
              This is the first recorded decrease in the debt since the Province adopted the accounting recommendations of the
              Public Sector Accounting Board (PSAB) in 1993-94.

Net Debt

[A graphic outlining the various components of Ontario's financial position as of March 31, 2006]

              Net debt increased by $1.0 billion from $140.9 billion at March 31, 2005 to $141.9 billion at March 31, 2006. The increase resulted from higher net investment in tangible capital assets of $856 million and higher net assets of
              BPS organizations of $449 million, partially offset by the 2005-06 surplus of $298 million.

Accumulated Deficit

              The accumulated deficit decreased by $16.5 billion to $109.2 billion at March 31, 2006 from $125.7 billion at
              March 31, 2005. The decrease resulted from the inclusion of the opening net assets of the BPS organizations of
              $16.3 billion and the 2005-06 surplus of $298 million.

REVENUES

Revenues Compared to Budget Plan

              As noted above, revenues for the 2005-06 fiscal year were $2.5 billion above the level projected in the 2005 Budget plan. This was mainly due to higher than forecast taxation revenues of $2.2 billion and higher net income from government business enterprises of $289 million.

              Personal Income Tax revenue was $1.0 billion above the 2005 Budget forecast due to stronger 2005 wages and salaries growth, at 5 per cent compared to the Budget forecast of 4 per cent (see Appendix A for key economic assumptions).
              Additionally, 2004 tax assessments were $527 million higher than forecast.

              Corporations Tax revenue was $736 million above the 2005 Budget forecast, reflecting higher than anticipated revenues from 2004 tax returns.

              Other Taxes revenues were $300 million above the 2005 Budget forecast primarily due to a $295 million higher
              Electricity Payments-in-Lieu of Taxes arising from the combined improved financial performance of Ontario Power
              Generation Inc. (OPG), Hydro One Inc. (Hydro One) and municipal electric utilities.

              Employer Health Tax revenue was $164 million above the 2005 Budget forecast primarily due to stronger 2005 wages and salaries growth than forecast in the Budget and prudence included in the revenue forecast.

              Net income from Government Business Enterprises was $289 million above the 2005 Budget forecast, largely due to higher combined net incomes of Hydro One and OPG.  This higher than forecast net income was largely the result of increased electricity revenues due to strong demand during the unusually hot summer of 2005.  Net income from the Ontario
              Lottery and Gaming Corporation (OLGC) was also higher than forecast largely due to better than expected results from the commercial casinos, racetrack slot operations and charity casinos.  The performance of commercial casinos was boosted by improved marketing programs initiated at the Niagara casinos and better than expected weather conditions during the winter season.  The racetracks and charity casinos benefited from a combination of higher revenues and cost savings realized in a number of areas.

Revenues Compared to 2004-05

              As noted above, total revenues in 2005-06 were $6.4 billion higher than 2004-05.  This reflected a $3.9 billion increase in taxation revenues, a $1.4 billion increase in transfer payments from the Government of Canada, a
              $730 million increase in income from investment in government business enterprises and a $343 million increase in other non-tax revenues.

              Taxation Revenues

              Taxation revenues were $3.9 billion higher than 2004-05 primarily due to the following:

       •      A Personal Income Tax (PIT) revenue increase of $1.7 billion or 9 per cent, reflecting 2005 wages and salaries growth of 5 per cent and a $484 million net increase in adjustments arising from revised prior year revenue estimates;

       •      A Retail Sales Tax (RST) revenue increase of $699 million or 5 per cent, resulting from continued growth in consumer and business spending subject to sales tax.  In 2005, Ontario retail sales grew by 5 per cent;

       •      An Ontario Health Premium revenue increase of $613 million, reflecting the application of the premium to a full year in 2005-06 compared to nine months in 2004-05;

       •      An Other Taxes revenue increase of $491 million primarily due to a $440 million higher Electricity
              Payments-in-Lieu of Taxes revenue.  This reflected the combined improved financial performance of OPG, Hydro One and municipal electric utilities;

       •      An Employer Health Tax revenue increase of $311 million or 8 per cent, primarily due to strong 2005 wages and salaries growth of 5 per cent; and

       •      A Corporations Tax revenue increase of $101 million or 1 per cent, roughly consistent with flat profit growth.

              Government of Canada Transfers

              Government of Canada Transfers were $1.4 billion higher than 2004-05 mainly due to the following:

       •      A combined $1.6 billion increase in the Canada Health Transfer and the Canada Social Transfer; and

       •      An increase of $272 million in transfers for Early Learning and Child Care funding which began in 2005-06, but will be eliminated after 2006-07 due to the Federal Government's termination of the agreement.

              These increases were partially offset by decreases of:

       •      $191 million in Canada Health and Social Transfer Supplements;

       •      $193 million related to Medical Equipment Funds; and

       •      $253 million in Agricorp revenue because of one-time reimbursement for costs Ontario incurred on behalf of the
              Federal Government in 2004-05 under certain cost sharing programs.

              Income From Investment In Government Business Enterprises

              Income from Investment in Government Business Enterprises increased by $730 million, mainly due to a $663 million increase in net income from OPG, primarily resulting from reforms included in the Electricity Restructuring Act, 2004.
              The legislation resulted in stable and predictable prices for electricity provided by OPG.  During the unusually hot summer in 2005, OPG also benefited from higher electricity revenues.

              Other Non-Tax Revenues

              Other Non-Tax revenues were $343 million higher than 2004-05 mainly due to the following:

       •      An increase of $169 million in revenues from the sale of electricity purchased from non-utility generators.  This change resulted from reforms included in the Electricity Restructuring Act, 2004.  Under the act, the Ontario
              Electricity Financial Corporation (OEFC) began receiving actual contract prices for power from ratepayers, effective
              January 1, 2005.  As a result, OEFC no longer incurs losses on these power purchase contracts;

       •      An increase of $160 million in the revenue from the Net Reduction of Power Purchase Contracts due to a full year implementation of the revised accounting policy on the elimination of the liability for power purchase agreements.
              The policy went into effect on January 1, 2005;

       •      An increase of $113 million in Sales and Rentals revenue due to higher revenue from the sale of properties; and

       •      An increase of $201 million in various Other Non-Tax revenues including Reimbursements, Fees and Licences and
              Liquor Licence Revenue.

              These increases in Other Non-Tax revenues were partially offset by a $213 million decrease in Vehicle and Driver
              Registration Fees resulting from a refinement in the method of accounting for revenues. Also partially offsetting increases in Other Non-Tax revenues was a decrease of $87 million in Royalties primarily related to the one-time
              $70 million retroactive reduction in 2005-06 Crown stumpage fees designed to assist the forestry sector.

[A pie chart showing the 2005-2006 revenue by source.]

Composition, Trends and Risks

              In the past decade, total revenues increased by $34.5 billion or 69 per cent from $49.7 billion in 1995-96 to
              $84.2 billion in 2005-06.  During the same period, nominal gross domestic product (GDP) increased by 63 per cent.
              The largest source of provincial revenue is taxation, which accounted for 74 per cent of the Province's total revenues on average over the past decade and 71 per cent in 2005-06. About 68 per cent or $23.6 billion of the increase in revenues arose from taxation in the past 10 years.

              Taxation revenue is sensitive to economic conditions, changing by $590 million for each percentage point change in nominal GDP growth. The change can vary significantly depending on the composition and source of changes in GDP growth.
              As shown in the chart on the next page, Corporations Tax revenue fluctuated greatly over the past 10 years from a decrease of 28 per cent in 2001-02 to an increase of 48 per cent in 2004-05. Personal Income Tax (PIT) revenue experienced fewer fluctuations although it increased by 9 per cent in 2005-06 compared to the average annual growth rate of 3 per cent in the last decade. Retail Sales Tax (RST) revenue has been growing steadily, despite a slowdown from 2001-02 to 2003-04. The Province included $1.0 billion in its annual Budget as a reserve against these and other uncertainties. Appendix B outlines major revenue and expense risks and sensitivities facing the Province.

[Line graph showing the Revenue by Major Source from 1995-96 to 2005-06]

              Taxation revenues increased by 65 per cent in the past decade, while nominal GDP increased by 63 per cent. PIT, RST and Corporations Tax revenues combined accounted for 60 per cent of the Province's total revenues on average over the past 10 years. Their contribution to total revenues decreased to 55 per cent in 2005-06.

              Transfers from the Federal Government account for about 16 per cent or $5.4 billion of the increase in total revenues over the past decade.  These transfers have become the third major source of revenues, after PIT and RST revenues.
              They accounted for 12 per cent of total revenues on average in the past decade. Their contribution to total revenues increased to 16 per cent in 2005-06. These transfers are determined by a number of factors, including the fiscal situation at the federal level, funding formulae, and federal policy.

              Other ongoing sources of provincial revenue include the income of provincially owned business enterprises, as well as fees, permits, sales and rentals.

EXPENSES

Expenses Compared to Budget Plan

              Total 2005-06 expenses were $444 million higher than expected in the 2005 Budget.  Transportation spending was
              $2.0 billion higher than forecast due to the government's in-year decisions to invest in transportation infrastructure including public transit, municipal roads and bridge projects.  The higher transportation spending was partially offset by lower than forecast spending in other areas.

       •      Interest on Debt was $777 million lower due to lower than forecast long-term interest rates and cost-effective debt management.

       •      General Government spending was $282 million lower than forecast.  Of this amount, $158 million represents lower than projected expenses for power purchases resulting from lower than projected output from non-utility generators.
              The balance represents lower than expected contingency fund spending.

       •      Health Care spending was $528 million lower than forecast primarily due to the impact of consolidation of the hospitals sector. The 2005 Budget did not include the $459 million impact of consolidating the hospitals sector or any of the other BPS organizations.  However, in the 2006 Budget, a consolidation impact of $82 million (increase in expense) was included in 2005-06 interim expenses.  This impact was based on preliminary information from the sector, which has since been updated to an actual impact of $459 million (decrease in expense).  Compared to interim the impact of consolidating hospitals decreased expenses by $541 million.

       •      The total net surplus reported by hospitals in their financial statements was $102 million compared to a forecast net deficit of $86 million.

       •      A consolidation adjustment of $274 million (decrease in expense) to account for the capital grants to hospitals on an amortization basis consistent with investments in the Province's own assets.  This adjustment was forecasted at $4 million in the 2006 Budget.

       •      Other consolidation adjustments of $83 million include adjustments to match the timing of recording operating transfer payments expenses and revenue recorded by the hospitals during the period to avoid double counting of expenses. Information was not available to forecast these consolidation adjustments in the 2006 Budget.

Expenses Compared to 2004-05

              Total 2005-06 expenses were $4.5 billion higher than 2004-05, primarily due to the following:

       •      An Environment, Resources and Economic Development sector spending increase of $2.0 billion;

       •      A Health Care spending increase of $1.3 billion after consolidation of hospitals;

       •      A Children's and Social Services spending increase of $837 million; and

       •      An Education spending increase of $740 million after consolidation of school boards.

              These increases were partially offset by an Interest on Debt decrease of $349 million.

              Environment, Resources and Economic Development Sector

              Environment, Resources and Economic Development sector spending increased by $2.0 billion or 32 per cent in 2005-06.
              This amount includes:

       •      A Ministry of Transportation expense increase of $1.6 billion as a result of the following:

              o   Move Ontario-- $830 million for expansion and modernization of public transit in the Greater Toronto Area (GTA);

              o   One-time funding of $400 million for road and bridge repair and upgrading primarily for municipalities outside the GTA;

              o   Additional funding of $200 million to the Toronto Transit Commission (TTC) to support the existing subway operations; and

              o   Higher gas tax allocation of $114 million to municipalities for new buses and bus refurbishments.

       •      A Ministry of Municipal Affairs and Housing expense increase of $156 million primarily due to an increase in valuation allowance for outstanding loans;

       •      A Ministry of Culture expense increase of $131 million including funding for capital projects to support various cultural agencies and attractions, funding to protect Ontario's heritage, to support the libraries sector and the entertainment and creative cluster;

       •      A Ministry of Economic Development and Trade expense increase of $118 million primarily due to an interest concession provided for a loan to the automotive sector; and

       •      A Ministry of Research and Innovation expense increase of $107 million due to funding for the Perimeter Institute for Theoretical Physics and the Institute for Quantum Computing.

              The above increases were partially offset by a $253 million decrease in Ministry of Agriculture and Food expense mainly due to one-time payments for income support, tobacco farmers, and grain and oilseed farmers in 2004-05. The expiry of time-limited programs such as funding for the bovine spongiform encephalopathy (BSE) crisis also contributed to the decrease.

              Health Sector

              Health sector expense increased by $1.3 billion in 2005-06 after taking into account the impact of consolidation of hospitals, which decreased expense by $459 million.  Health sector expense before consolidation of the hospitals sector increased by $1.7 billion or 5 per cent. This was partially offset by higher net federal health transfers revenues of $1.3 billion. Of the $1.7 billion increase, $1.2 billion or 71 per cent was concentrated in four areas:
              the operation of hospitals; service providers for health care services covered under the Ontario Health Insurance Plan
              (OHIP); the Ontario Drug Programs; and long-term care facilities. Between 70 to 90 per cent of the increase in health care spending (before consolidation of hospitals) in each of the last five years was due to increases in these four areas. The remaining increase in 2005-06 health care spending included additional funding for community, mental, emergency and public health programs.

              Children and Social Services Sector

              Children's and Social Services spending increased by $837 million or 9 per cent in 2005-06 mainly in the following areas:

       •      A Ministry of Children and Youth Services expense increase of $479 million resulting primarily from investments in Best Start operating and capital transfers (partially offset by $272 million federal transfer for Early Learning and Child Care), which went towards preparing children ready for Grade 1.  In addition, the ministry incurred higher expenses for child protection services and children's mental health programs; and

       •      A Ministry of Community and Social Services expense increase of $358 million including $248 million higher social assistance expense due to increased entitlement costs for recipients and an increase of $71 million in transfers for
              Development Services.

              Education Sector

              Elementary and secondary education spending increased by $740 million or 7 per cent in 2005-06, including an increase of $88 million due to consolidation of the school boards sector, a $541 million increase in School Board Operating
              Grants (SBOG) and a $139 million increase in grants for other education programs. The increase in SBOG funding was for hiring new teachers to reduce class sizes to 20 students for junior kindergarten to Grade 3.  The increase in grants for other education programs was mainly to support targeted literacy and numeracy programs under the Student Success initiative.

              Interest On Debt

              Interest on Debt decreased by $349 million or 4 per cent due to lower long-term financing costs and cost-effective debt management.

Composition, Trends and Risks

[A pie chart showing 2005-2006 expenses by sector. Health takes 39% and education is second at 14%]

[A line graph illustrating the Major Transfer Payment Programs Expense from 1995-96 to 2005-06]

              In the past decade, total expenses increased by 43 per cent or $25.4 billion from $58.5 billion in 1995-96 to
              $83.9 billion in 2005-06, compared to a 63 per cent growth in nominal gross domestic product (GDP) over the same period. Provincial expense as a percentage of nominal GDP decreased from 18 per cent in 1995-96 to 16 per cent in
              2005-06. During this period, the consumer price index (CPI) increased by 23 per cent and Ontario's population grew by 15 per cent.

              Transfer payments to individuals and organizations have moved from 69 per cent of government expense in
              1995-96 to 75 per cent in 2005-06, accounting for $22.5 billion or 89 per cent of the overall increase. The remainder of the increase was primarily attributable to higher operating costs.

              Over 71 per cent of the transfer payments expense or about 53 per cent of total expenses are provided through seven major transfer payment programs in the health care, education and training, and children's and social services sectors.
              School Board Operating Grants, Long-Term Care Facilities and the Drug Programs have grown more than 130 per cent over the period. Additionally, there was a large increase in School Board Operating Grants in 1998-99 to offset reduction in school board revenues from property taxes.

              In the last decade, transfer payments for the Operation of Hospitals grew 67 per cent and OHIP payments to physicians and practitioners grew 73 per cent. All major programs were cut back in the mid to late 1990s but have experienced significant growth in recent years. As many of these are open-ended entitlement programs, they will continue to put pressure on the Province's fiscal plan as the population ages and continues to grow.

              As a general rule, transfers to hospitals will need to increase by $147 million for every one per cent increase in hospital net expense. Spending on OHIP payments to physicians and practitioners and hospitals will increase by
              $118 million for each percentage increase in the salaries of physicians and nurses. School Board Operating Grants will increase by $160 million for each percentage increase in enrolment. They will also increase by an additional
              $121 million for each percentage increase in the salaries of school staff. Spending on drug programs will increase by
              $35 million for each percentage increase in utilization. Spending on long-term care facilities will increase by
              $28 million for each percentage increase in the number of long-term care beds. Spending on social assistance programs will increase by $40 million for each percentage increase in caseload.

[A line graph illustrating the expenses by sector from 1995-96 to 2005-06]

              As shown in the chart, except for Interest on Debt and the spending in the Environment, Resources and Economic
              Development sector, which had a slower growth in the past decade, spending in the other sectors experienced significant growth. Spending on health care increased by 83 per cent in the last decade, education and training spending increased by 66 per cent and justice spending increased by 39 per cent. Over the last five years, except for
              Interest on Debt, which decreased by 17 per cent, all other sectors increased by 28 to 48 per cent.

              The effective interest rate on the Province's debt declined from 9.36 per cent in 1995-96 to 6.14 per cent in 2005-06.
              This reduced the share of provincial spending that goes to interest costs from 14 per cent in 1995-96 to 11 per cent in 2005-06. Though the Province's outstanding debt increased by $56.9 billion or 58 per cent over the past decade, the
              Interest on Debt expense increased by only $544 million due to the decline in the effective interest rate on debt during that period.  Going forward, Interest on Debt expense will change by $250 million for each 100 basis point change in borrowing rates.

              Additional expense risks and sensitivities analysis is included in Appendix B page 29.

REVENUES COMPARED TO EXPENSES OVER THE PAST DECADE

              The chart below shows how revenues and spending have changed over the past 10 years. Revenues increased by $34.5 billion or 69 per cent while expenses increased by $25.4 billion or 43 per cent. The Province had a deficit of $8.8 billion in 1995-96 and was in a deficit position five out of the last ten years. It is back to a surplus position in
              2005-06 after two years of deficits due to a higher growth rate in revenue than expense in the last two years.

[A line graph showing changes in spending and revenue for the fiscal years 1995-96 through to 2005-2006]

              The addition of revenues and expenses from the electricity sector in 1999-2000 resulted in a significant increase in total revenues and expenses in that year.

              Revenue grew by 14 per cent in 2004-05 and 8 per cent in 2005-06, a higher growth rate than the average annual growth rate of 6 per cent over the past 10 years.  The revenue growth rate in the last six years has been closely correlated to the growth in taxation revenues, which reflects the pattern of economic growth over the period.

              Expenses in the last three years grew between 6 to 7 per cent per year, compared to the average growth rate of
              4 per cent in the past decade, primarily due to increased spending on health care, education and training, and transportation infrastructure.

ASSETS

Financial Assets

[A pie chart showing financial assets by type at March 31, 2006]

              Financial assets at March 31, 2006 totaled $36.4 billion, a $5.2 billion or 13 per cent decrease from the previous year's level of $41.6 billion. Financial assets include cash and cash equivalents, temporary investments, accounts and loans receivable, and the Province's investment in government business enterprises such as the Liquor Control Board of
              Ontario and other assets.

              The decrease in Financial Assets can be attributed to the following:

       •      A decrease in Cash and Cash Equivalents of $5.7 billion mainly due to 2004-05 pre-funding of $5.9 billion for
              2005-06 long-term public borrowing requirements to take advantage of low interest rates in 2004-05; and

       •      A decrease in Temporary Investment of $1.3 billion mainly due to a lower liquid reserve requirement for lower debt maturities.

              The decreases were partially offset by:

       •      An increase in Investment in Government Business Enterprises of $927 million primarily due to higher net assets of Ontario Power Generation Inc. (OPG), Ontario Lottery and Gaming Corporation (OLGC) and Hydro One resulting from higher net income from these enterprises in 2005-06;

       •      An increase in Loans Receivable of $487 million mainly due to a $489 million increase in loans to municipalities from the Ontario Strategic Infrastructure Financing Authority (OSIFA);

       •      An increase in Accounts Receivable of $283 million primarily due to a $324 million increase in taxes receivable corresponding to a $3.9 billion increase in taxation revenue in 2005-06; and

       •      An increase in Other Assets of $115 million primarily due to consolidation of the $785 million Regulated Price
              Plan (RPP) Variance Account of the Ontario Power Authority (OPA), partially offset by a reduction in investment by
              OSIFA of $598 million. The RPP came into effect as of April 1, 2005. The RPP Variance Account is explained in more detail in Note 4 of the OPA financial statements(1). OSIFA reduced its long-term investments as funds were required for loans to municipalities in 2005-06.

Investment in Government Business Enterprises

              The Province's investment in government business enterprises (GBEs) was $13.2 billion at March 31, 2006, a net increase of $927 million compared to a balance of $12.2 billion at March 31, 2005. It was increased by a $4.3 billion net income of GBEs and reduced by a $3.4 billion net remittance primarily in the form of dividends to the Province in
              2005-06. The majority of income came from four GBEs highlighted in the table below:

----------------------                  -----------------------        ------------------------ ------------    ----------------
Government Business Enterprises         Net Investment at               Net Investment at       Net Income
($ Millions)                            March 31, 2005                  March 31, 2006          (Loss)          Remittance
----------------------                  -----------------------         ----------------------- ------------    ----------------
Ontario Power
Generation Inc. (OPG)                            4,983                           5,586                603                -
Hydro One Inc.                                   4,566                           4,709                504              361
Ontario Lottery and
Gaming Corporation (OLGC)                        1,842                           2,044              2,027            1,825
Liquor Control Board
of Ontario (LCBO)                                  286                             283              1,197            1,200
Other                                              566                             548                (23)              (5)
----------------------                  -----------------------         ----------------------- ------------    ----------------
Total                                           12,243                          13,170              4,308            3,381
----------------------                  -----------------------         ----------------------- ------------    ----------------

             Note: This table includes adjustments to government business enterprises with a year-end other than March 31.
             ----------------------------------------------------------------------------------------------------

(1) OPA financial statements are included in Volume 2 of the 2005-06 Public Accounts.

[A bar chart showing income from and investment in government business enterprises from the fiscal year 1995-1996 through 2005-2006]

              OPG generates and sells electricity in the Ontario wholesale market and in the interconnected markets. Hydro One transmits and distributes electricity in Ontario. OLGC conducts lottery games and operates commercial casinos, charity casinos and slot machines at racetracks.  LCBO buys and resells alcoholic beverages and also regulates the purchase, sale and distribution of liquor.

              The chart shows the amount invested in government business enterprises included in the Consolidated Financial
              Statements and the income they returned. Investment in and income from government business enterprises increased significantly in 1999-2000 due to the addition of two hydro successor companies OPG and Hydro One.

Net Assets of Broader Public Sector Organizations

              For the first time, the Province's Consolidated Financial Statements include the financial results of three broader public sectors (BPS)-- hospitals, school boards, and colleges of applied arts and technology.

              At April 1, 2005, the net assets of these organizations were $ 16.3 billion. The increase in net assets of these organizations for the year ended March 31, 2006 was $449 million.  The change in net assets was due to the addition of the 2005-06 surpluses and deficits of each of the three sectors and the impact of consolidation adjustments.

              In calculating the surpluses and deficits of the sectors, adjustments were made to their financial results before including them in the Province's Consolidated Financial Statements to eliminate double-counting and to make sure that they are consistent with the government's accounting practices.

              The major consolidation adjustments were made to:

       •      Account for capital grants to hospitals and colleges on an amortization basis;

       •      Account for the capital assets of school boards on an amortization basis; and

       •      Match the timing of recording of operating transfer payments expenses of the government with the recording of these transfer payments as revenues by the sector organizations.

              The table below shows the net increase in net assets of BPS organizations:

             ----------------------------------------------- ----------------------------------------------------
             Net Assets of BPS Organizations                            Increase/(Decrease) in Net Assets of
             ($ Millions)                                                                  BPS Organizations
             ----------------------------------------------- ----------------------------------------------------
                                                              Hospitals     School Boards    Colleges      Total
             ----------------------------------------------- ----------- ----------------- ----------- ----------
             Net Assets as at April 1, 2005                       7,293             7,428       1,569     16,290
             ----------------------------------------------- ----------- ----------------- ----------- ----------
             Deficit/(Surplus) as reported by BPS Sector(1)       (102)              (169)(2)    (112)      (383)
             Consolidation Adjustments(3)                         (357)               257          34        (66)
             ----------------------------------------------- ----------- ----------------- ----------- ----------
             Impact of BPS Consolidation                          (459)                88         (78)      (449)
             ----------------------------------------------- ----------- ----------------- ----------- ----------
             Net Assets at March 31, 2006                         7,752             7,340       1,647     16,739
             ----------------------------------------------- ----------- ----------------- ----------- ----------
             ----------------------------------------------------------------------------------------------------

             (1) The deficit (surplus) reported by BPS organizations is based on the same fiscal year as the Province.

             (2) Results reported by school boards have been adjusted by $972 million to account for capital expenditures on an amortization basis to be consistent with the Province's accounting policies

             (3) Consolidation adjustments are made to account for capital expenditures on an amortization basis and to eliminate double counting of expenses.
             ----------------------------------------------------------------------------------------------------

Tangible Capital Assets

              Tangible capital assets at March 31, 2006 totaled $16.0 billion, an increase of $856 million compared to $15.2 billion at March 31, 2005.

------------------------------------------------------ -------------------- ------------------------
Tangible Capital Assets ($ Millions)                               2005-06                  2004-05
------------------------------------------------------ -------------------- ------------------------
Opening balance                                                     15,178                   14,628
Net investment during the year(1)                                    1,671                    1,351
Amortization                                                          (815)                    (801)
------------------------------------------------------ -------------------- ------------------------
Closing balance                                                     16,034                   15,178
----------------------------------------------------------------------------------------------------

(1) Net investment in 2005-06 included acquisition of tangible capital assets of $1,675 million, gain on sale of tangible capital assets of $41 million, less $45 million proceeds on sale of tangible capital assets.
----------------------------------------------------------------------------------------------------

              Tangible capital assets include land, buildings, highways and bridges owned by the Province and all tangible capital assets owned by government organizations (other than Broader Public Sector organizations) that are consolidated in the
              Province's Consolidated Financial Statements. The remaining other tangible capital assets owned by the Province such as computers, leased capital assets, equipment, vehicles and furniture, are expensed when purchased. Starting in
              2007-08, the costs of these remaining other tangible capital assets will be capitalized and amortized over their useful lives in the Province's Consolidated Financial Statements.

              Of the $1.7 billion invested in tangible capital assets in 2005-06, $1.1 billion was invested in the rehabilitation and expansion of highways, bridges and other transportation infrastructure.  The remainder was invested in buildings and land.

[A pie chart showing the composition of tangible capital assets at March 31, 2006]

              TRANSPORTATION INFRASTRUCTURE includes provincial highways, bridges and related structures and facilities that are in service and/or under construction. A total of 264 highways are in service. This represents 16,524 kilometers of highways or about 39,263 kilometers of highway lanes, and accounts for about 80 per cent of the $6.9 billion net book value of transportation infrastructure. The remaining 20 per cent of the net book value of transportation infrastructure is comprised of the Province's over 2,800 bridges.

              LAND includes land acquired for transportation infrastructure, parks, buildings, and other program use and land improvements that have an indefinite life. Land excludes Crown land and is not amortized.

              BUILDINGS include more than 3,500 buildings that the Province owned at March 31, 2006. These are used mainly by ministries and agencies delivering government programs. They include office buildings, institutional buildings and owned facilities.

              OTHER includes mainly railway equipment, computer equipment and furniture owned by government organizations.

LIABILITIES

Debt

              During 2005-06, the Province's total debt decreased by $1.5 billion, resulting from debt retirement of $21.4 billion, partially offset by debt issues of $19.9 billion, including long and short-term public and non-public debt for the
              Province and those organizations that are consolidated on a line-by-line basis. Debt is comprised of treasury bills, commercial paper, medium and long-term notes, savings bonds, debentures and loans.

              Of the total debt issued by the Province in 2005-06, $17.1 billion was long-term public debt of which $14.0 billion or
              82 per cent was completed in the Canadian dollar domestic market.

              In 2005-06, the Province raised $1.8 billion from Ontario Savings Bonds and $12.2 billion from other domestic bond issues. The remaining debt was issued outside Canada and consists of $1.8 billion from the Global/U.S. dollar market and $1.3 billion from other sources.

              The Ontario Financing Authority (OFA) manages the borrowing, debt and cash management activities of the Province and the Ontario Electricity Financial Corporation (OEFC). The OFA's debt management principles include: ensuring cost-effective borrowing; aiming for a smooth maturity profile; and limiting the Province's exposure to currency and interest rate fluctuations. To achieve these goals, the OFA follows prudent debt management policies and uses financial derivatives such as options and swaps. For more information, please refer to Note 1 on "Measurement
              Uncertainty", page 44 and Note 4 on "Risk Management and Derivative Financial Instruments", page 52 in the
              Consolidated Financial Statements.

[A bar chart showing both debt and the interest on the debt for the fiscal years 1995-96 through to 2005-2006]

              As shown in the chart, outstanding total debt has increased by $56.9 billion, from $98.4 billion at March 31, 1996 to
              $155.3 billion at March 31, 2006. An increase of $31.3 billion occurred in the fiscal year ended March 31, 2000 when the OEFC (which manages the debt of the former Ontario Hydro) was first consolidated into the Province's accounts.
              Debt as a percentage of nominal gross domestic product in 2005-06 was 29 per cent compared to 30 per cent in 1995-96.

              Annual interest expense increased from $8.5 billion in 1995-96 to $9.0 billion in 2005-06. The slower growth in interest costs is largely a reflection of declining interest rates during the period. Interest expense as a percentage of outstanding debt decreased from 9 per cent in 1995-96 to 6 per cent in 2005-06.

              The refinancing of maturing debt will remain a major component of future borrowing. The Canadian domestic market will remain the main funding source for the Province in 2006-07. However, the Province will maintain a flexible approach to borrowing, monitoring both domestic and international capital markets to seek out diversified borrowing opportunities that minimize debt servicing costs.

Other Liabilities

              Liabilities other than provincial debt amounted to $23.0 billion at March 31, 2006, compared to $25.7 billion at
              March 31, 2005.

              Liabilities other than provincial debt include accounts payable and accrued liabilities, liabilities related to power purchase contracts, nuclear funding liability, pensions and other employee future benefits liability, and other liabilities such as deferred revenues.

              Accounts payable and accrued liabilities of $13.3 billion, which are reported in Schedule 4 to the Consolidated
              Financial Statements, make up the largest portion of non-debt liabilities. Accounts payable and accrued liabilities decreased by $357 million in 2005-06 primarily due to a reduction in the liability for Canada Revenue Agency overpayment and restructuring liability.

              Liabilities related to power purchase agreements and nuclear funding liability are explained in more detail in Note 5, page 54, of the Consolidated Financial Statements and in Notes 9 and 10 of the Ontario Electricity Financial
              Corporation (OEFC) financial statements(2). During 2005-06, the nuclear funding liability decreased by $642 million primarily due to a contribution of $709 million towards discharging this liability.

              Other liabilities decreased by $1.3 billion primarily due to a $939 million decrease in deferred revenues related to federal transfers recognized as revenue in 2005-06. Also, the $528 million Electricity Consumer Price Protection
              Fund (ECPPF) liability (due to electricity consumers under the government's interim pricing plan outstanding at March
              31, 2005) was settled. A final determination of the ECPPF surplus accumulated from low volume and designated consumers for the interim pricing plan period was made and the amount was transferred to the Independent Electricity System
              Operator (IESO) to provide credits to eligible consumers during 2005-06.

(2) OEFC financial statements are included in Volume 2 of the 2005-06 Public Accounts.

NET DEBT

              Net debt was $141.9 billion at March 31, 2006, compared to $140.9 billion at March 31, 2005. This increase represents a net investment in tangible capital assets of $856 million and an increase in net assets of BPS organizations of
              $449 million, which was partially offset by the 2005-06 surplus of $298 million.

              Net debt is calculated as the difference between financial assets and liabilities. It represents the government's future revenue requirements to pay for past transactions and events.

              The change in net debt in a year measures whether the revenues raised were sufficient to cover government spending including the acquisition of tangible capital assets. An increase in net debt means that more future revenues will be needed to pay for past transactions and events.

              Over the last ten years, there were three major events that had a significant impact on the Province's net debt:

              1. Electricity sector restructuring in 1999-2000;

              2. Adoption of PSAB standard for tangible capital assets in 2002-03; and

              3. Adoption of PSAB standard for consolidation of broader public sector organizations in 2005-06.

              Net debt increased by $40.0 billion in the last decade from $101.9 billion at March 31, 1996, to $141.9 billion at
              March 31, 2006. The increase was due to addition of the unfunded liability (or "stranded debt") of the Ontario
              Electricity Financial Corporation (OEFC) electricity sector of $20.3 billion at March 31, 2000, the cumulative annual net deficit of the past ten years of $16.5 billion, the net increase in tangible capital assets of $2.7 billion since
              April 1, 2002 and the net increase in net assets of broader public sector organizations of $449 million since
              April 1, 2005.

              During 2005-06, OEFC recorded an excess of revenue over expense of $1.1 billion. As a result, the OEFC's unfunded liability declined to $19.3 billion as at March 31, 2006. This is the first time that the unfunded liability has declined below its initial level since the former Ontario Hydro was restructured on April 1, 1999.

APPENDIX A

Key Economic Assumptions

----------------------------------------------- ------------------ ------------------ --------------
                                                          2005-06            2005-06        2004-05
                                                           Budget             Actual         Actual
----------------------------------------------- ------------------ ------------------ --------------
Per Cent Change
Real Gross Domestic Product                                   2.0                2.8            3.1
Nominal Gross Domestic Product                                3.9                4.1            5.2
Corporate Profits                                             3.0               (0.4)          13.7
Retail Sales                                                  4.0                4.7            3.2
Employment                                                    1.0                1.3            1.7
Personal Income                                               3.8                4.7            4.5
Wages and Salaries*                                           3.6                5.0            4.7
----------------------------------------------- ------------------ ------------------ --------------
Change in Thousands
Housing Starts                                               75.4               78.8           85.1
Job Creation                                                 65                 81            103
----------------------------------------------- ------------------ ------------------ --------------
----------------------------------------------------------------------------------------------------
*Includes supplementary labour income.
----------------------------------------------------------------------------------------------------

APPENDIX B

Revenue Risks and Sensitivities

              The following selected economic, revenue and expense risks and sensitivities tables are reproduced from the 2006 Budget released in March 2006.

  ----------------------------------------------------------------------------------------------------------------
  Selected Economic and Revenue Risks and Sensitivities
  ----------------------------------------------------------------------------------------------------------------
  ------------------------------------- ----------------------------- --------------------------------------------
  Item/Key Components                   2006-07 Assumption            2006-07
                                                                      Sensitivities
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Total Revenues
  Real GDP                              2.3 per cent growth in 2006   $645 million revenue change for each
                                                                      percentage point change in real GDP
                                                                      growth. Can vary significantly depending
                                                                      on composition and source of changes in
                                                                      GDP growth.

  GDP Deflator                          2.2 per cent increase in
                                        2006

  Canadian Interest Rates               4.0 per cent three-month      Between $65 million and $325 million
                                        Treasury Bill rate in 2006    revenue change in the opposite direction
                                                                      for each percentage point change in
                                                                      interest rates.

  U.S. Real GDP                         3.4 per cent growth in 2006   Between $195 million and $475 million
                                                                      revenue change for each percentage point
                                                                      change in U.S. Real GDP growth.

  Canadian Dollar Exchange Rate         87.0 cents U.S. in 2006       Between $25 million and $115 million
                                                                      revenue change in the opposite direction
                                                                      for each one cent change in the Canadian
                                                                      dollar exchange rate.
  ----------------------------------------------------------------------------------------------------------------
  Total Taxation Revenues
  Revenue Base(1)                       3.6 per cent growth in        $590 million revenue change for each
                                        2006-07                       percentage point change in nominal GDP
                                                                      growth. Can vary significantly, depending
                                                                      on composition and source of changes in
                                                                      GDP growth.

  Nominal GDP                           4.5 per cent growth in 2006
  ------------------------------------- ----------------------------- --------------------------------------------
  ------------------------------------------------------------------- --------------------------------------------
  Personal Income Tax Revenues
  Revenue Base                          5.6 per cent growth in
                                        2006-07
  Key Economic Assumptions
  Wages and Salaries                    4.7 per cent growth in 2006   $240 million revenue change for each
                                                                      percentage point change in wages and
                                                                      salaries growth.

  Employment                            1.3 per cent growth in 2006

  Unincorporated Business Income        4.2 per cent growth in 2006
  ------------------------------------- ----------------------------- --------------------------------------------
  ------------------------------------- ----------------------------- --------------------------------------------
  Key Revenue Assumptions
  Net Capital Gains Income              18.0 per cent decrease in     $4 million revenue change for each
                                        2006                          percentage point change in net capital
                                                                      gains income growth.

  RRSP Deductions                       6.0 per cent growth in 2006   $15 million revenue change in the opposite
                                                                      direction for each percentage point change
                                                                      in RRSP deductions growth.

  2005 Tax-Year Assessments(2)          $20.3 billion                 $203 million revenue change for each
                                                                      percentage point change in 2005 Personal
                                                                      Income Tax assessments(3).

  2004 Tax-Year and Prior               $0.8 billion                  $8 million revenue change for each
  Assessments(2)                                                      percentage point change in 2004 and prior
                                                                      Personal Income Tax assessments(3).
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Retail Sales Tax Revenues
  Revenue Base                          4.2 per cent growth in
                                        2006-07
  Includes:
  Taxable Household Spending            3.6 per cent growth in
                                        2006-07

  Other Taxable Spending                4.9 per cent growth in
                                        2006-07

  Key Economic Assumptions
  Retail Sales                          4.2 per cent growth in 2006

  Nominal Consumption Expenditure       4.3 per cent growth in 2006   $90 million revenue change for each
                                                                      percentage point change in nominal
                                                                      consumption expenditure growth.
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Corporations Tax Revenues
  Revenue Base                          2.7 per cent growth in
                                        2006-07

  Corporate Profits                     3.8 per cent growth in 2006   $65 million revenue change for each
                                                                      percentage point change in pre-tax
                                                                      corporate profit growth.

  2005-06 Tax Assessment Refunds(4)     $1.2 billion payable in       $12 million revenue change in the opposite
                                        2006-07                       direction for each percentage point change
                                                                      in 2005-06 refunds(3).
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Note: Information reproduced from the 2006 Budget released in March 2006.
  ----------------------------------------------------------------------------------------------------------------
  ------------------------------------- ----------------------------- --------------------------------------------
  2005-06 Tax Payment                   $500 million receivable in    $5 million revenue change for each
  Upon Filing                           2006-07                       percentage point change in 2005-06
                                                                      payments upon filing(3).

  2005-06 Tax Assessment Payments       $600 million receivable in    $6 million revenue change for each
                                        2005-06 and 2006-07           percentage point change in 2005-06
                                                                      assessment payments(3).
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Employer Health Tax Revenues
  Revenue Base                          4.3 per cent growth in
                                        2006-07

  Wages and Salaries                    4.7 per cent growth in 2006   $35 million revenue change for each
                                                                      percentage point change in wages and
                                                                      salaries growth.
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Ontario Health Premium Revenues
  Revenue Base                          4.9 per cent growth in
                                        2006-07

  Personal Income                       4.7 per cent growth in 2006   $25 million revenue change for each
                                                                      percentage point change in personal income
                                                                      growth.

  2005 Tax-Year Assessments             $2.4 billion in 2005          $24 million revenue change for each
                                                                      percentage point change in 2005 Ontario
                                                                      Health Premium Assessments.
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Gasoline Tax Revenues
  Revenue Base                          0.1 per cent growth in
                                        2006-07

  Gasoline Pump Prices                  88.0 cents per litre in 2006  $2 million revenue change in the opposite direction for each cent per litre change
                                                                      in gasoline pump prices.
  ----------------------------------------------------------------------------------------------------------------
  Fuel Tax Revenues
  Revenue Base                          0.7 per cent growth in
                                        2006-07

  Real GDP                              2.3 per cent growth in 2006   $13 million revenue change for each
                                                                      percentage point change in real GDP growth.
  ----------------------------------------------------------------------------------------------------------------
  Land Transfer Tax Revenues
  Revenue Base                          1.4 per cent decline in
                                        2006-07

  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Note: Information reproduced from the 2006 Budget released in March 2006.
  ----------------------------------------------------------------------------------------------------------------
  ------------------------------------- ----------------------------- --------------------------------------------
  Housing Resales                       4.7 per cent decline in 2006  $10 million revenue change for each percentage point change in both the number
                                                                      and prices of housing resales.

  Resale Prices                         3.0 per cent growth in 2006
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------
  Health and Social Transfers
  Canada-wide Revenue Base              $28.6 billion in 2006-07

  Ontario Revenue Share                 37.7 per cent in 2006-07

  Ontario Population Share              38.9 per cent in 2006-07      $44 million revenue change for each tenth
                                                                      of a percentage point change in population
                                                                      share.

  Ontario Basic Federal PIT Share       43.9 per cent in 2006-07      $6 million revenue change in the opposite
                                                                      direction for each tenth of a percentage
                                                                      point change in Basic Federal Personal
                                                                      Income Tax base share.
  ------------------------------------- ----------------------------- --------------------------------------------
  ----------------------------------------------------------------------------------------------------------------

  (1) Revenue base is revenue excluding the impact of measures, adjustments for past Public Accounts estimate variances and other one-time factors.

  (2) Ontario 2005 Personal Income Tax (PIT) is a forecast estimate because many 2005 tax returns are yet to be assessed by the Canada Revenue Agency. Some tax amounts for 2004 and prior years are also yet to be assessed.

  (3) Any change in 2005 or prior-year PIT assessments or 2005-06 Corporations Tax revenues will have an effect on 2006-07 revenues through a change in the revenue base upon which this year's growth is applied.

  (4) Corporations Tax refunds for 2005-06 are still subject to uncertainty because a high proportion of corporations have until June 30, 2006 to file their 2005 tax returns.
  ----------------------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------------------------------------------------------

  Note: Information reproduced from the 2006 Budget released in March 2006.
  ----------------------------------------------------------------------------------------------------------------

APPENDIX B

Expense Risks and Sensitivities

              Many programs delivered by the Province are subject to potential risks and cost drivers such as utilization growth or enrolment and caseload changes. The following sensitivities are based on averages for program areas and might change, depending on the nature and composition of the potential risk.

 ------------------------------------------------------------------------------------------------------------------
 Selected Expense Risks and Sensitivities
 ------------------------------------------------------------------------------------------------------------------
 -------------------------- ----------------------------------- ---------------------------------------------------
 Program                    2006-07 Assumption                  2006-07 Sensitivities
 -------------------------- ----------------------------------- ---------------------------------------------------
 -------------------------- ----------------------------------- ---------------------------------------------------
 Health                     Annual growth of 5.8 per cent       One per cent change in health spending:
                                                                $354 million.

 Hospitals                  Annual growth of 4.6 per cent       One per cent change in hospital net expense: $147
                                                                million.

 Drug Programs              Annual growth of 10 per cent        One per cent change in utilization of all drug
                                                                programs: $35 million (seniors and social
                                                                assistance recipients).

 Home Care                  Over 16.7 million hours of          One per cent change in hours of homemaking and
                            homemaking and support services;    support services: $4 million.
                            8.9 million nursing and             One per cent change in nursing and professional
                            professional visits                 visits: $6 million.

 Long-Term Care Homes       More than 75,500 long-term care     Annual average Provincial operating cost per bed,
                            home beds                           after resident co-payment revenue, in a long-term
                                                                care home is $38,000. One per cent change in
                                                                number of beds: $28 million.
 -------------------------- ----------------------------------- ---------------------------------------------------
 -------------------------- ----------------------------------- ---------------------------------------------------
 Elementary and Secondary   Almost two million average daily    One per cent enrolment change: $160 million
 Schools(1)                 pupil enrolment                     school boards' net expense.

 College Students           151,000 full-time students          One per cent enrolment change: $7 million.

 University Students(1)     314,000 full-time undergraduate     One per cent enrolment change: $22 million of net
                            and graduate students               expense.

 Ontario Works(1)           201,000 average annual caseload     One per cent caseload change: $16 million.

 Ontario Disability         233,000 average annual caseload     One per cent caseload change: $24 million.
 Support Program(1)

 Correctional System        2.8 million adult inmate days per   Average cost $162 per inmate per day. One per
                            year                                cent change in inmate days: $5 million.

 Interest on Debt           Average cost of borrowing is        The impact of a 100 basis-point change in
                            forecast to be approximately        borrowing rates is forecast to be approximately
                            5.1 per cent                        $250 million.
 -------------------------- ----------------------------------- ---------------------------------------------------
 ------------------------------------------------------------------------------------------------------------------

 (1)Based on 2005-06.
 Note: Information reproduced from the 2006 Budget released in March 2006.
 ------------------------------------------------------------------------------------------------------------------
APPENDIX B

Compensation Costs

              Compensation costs and wage settlements are key cost drivers and have a substantial impact on the finances of both broader public sector partners and the Province.

-------------------------------- ---------------------------- ------------------------------------------
Sector                           Cost of 1 per cent           Size of Sector
                                 salary increase
-------------------------------- ---------------------------- ------------------------------------------
-------------------------------- ---------------------------- ------------------------------------------
OHIP Payments to Physicians(1)   $75 million                  Almost 22,000 physicians in Ontario,
                                                              comprising 10,900 family doctors and
                                                              11,000 specialists.

Hospital Nurses(2)               $43 million                  Over 53,000 full-time equivalent (FTE)
                                                              nurses in hospitals.

Elementary and Secondary         $121 million                 Over 190,000 staff including teachers,
School Staff(3)                                               principals, administrators, support and
                                                              maintenance staff.

College Staff(4)                 $11 million                  Almost 35,000 staff including faculty,
                                                              administrators, and support and
                                                              maintenance staff.
-------------------------------- ---------------------------- ------------------------------------------
-------------------------------- ---------------------------- ------------------------------------------
Ontario Public Service(5)        $51 million                  Over 64,000 public servants.
-------------------------------- ---------------------------- ------------------------------------------
--------------------------------------------------------------------------------------------------------
(1) Based on 2006-07 outlook.
(2) Based on 2005-06.
(3) One per cent increase in salary benchmarks in Grants for Student Needs based on 2005-06 school year.
(4) Based on 2004-05.
(5) Based on 2005-06, reflects total compensation costs.
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Note: Information reproduced from the 2006 Budget released in March 2006.
--------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                 Consolidated Financial Statements, 2005-2006
-----------------------------------------------------------------------------------------------------------------------------
Consolidated Financial Statements, 2005-2006
-----------------------------------------------------------------------------------------------------------------------------

                                                        CONSOLIDATED
                                                          FINANCIAL
                                                         STATEMENTS

                                                 Auditor's Report

To the Legislative Assembly of the
Province of Ontario

I have audited the consolidated statement of financial position of the Province of Ontario as at March 31, 2006 and the
consolidated statements of operations, change in net debt, and cash flow for the year then ended. These financial statements are the responsibility of the Government of Ontario. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Government, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the
Province as at March 31, 2006 and the results of its operations, the changes in its net debt, and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

                                                                                            /s/ Jim McCarter
                                                                                            ________________

Toronto, Ontario                                                                            Jim McCarter, CA
August 2, 2006                                                                              Auditor General

Province of Ontario
Consolidated Statement of Operations
------------------------------------------------------------------------------------------------------------------------
                                                                                 Budget(1)       Actual          Actual
For the year ended March 31                                                           2006         2006            2005
($ Millions)
----------------------------------------------------------------------------- ------------- ------------ ---------------
------------------------------------------------------------------------------------------------------------------------
Revenues (Schedule 1)
    Personal Income Tax                                                             20,026       21,041          19,320
    Retail Sales Tax                                                                15,475       15,554          14,855
    Corporations Tax                                                                 9,248        9,984           9,883
    Employer Health Tax                                                              4,033        4,197           3,886
    Gasoline and Fuel Taxes                                                          3,041        3,010           3,004
    Ontario Health Premium                                                           2,422        2,350           1,737
    Other Taxes                                                                      3,481        3,781           3,290
----------------------------------------------------------------------------- ------------- ------------ ---------------
----------------------------------------------------------------------------- ------------- ------------ ---------------
    Total Taxation                                                                  57,726       59,917          55,975
    Government of Canada                                                            13,173       13,251          11,882
    Income from Investment in Government Business Enterprises (Schedule 8)           4,019        4,308           3,578
    Other                                                                            6,769        6,749           6,406
----------------------------------------------------------------------------- ------------- ------------ ---------------
----------------------------------------------------------------------------- ------------- ------------ ---------------
                                                                                    81,687       84,225          77,841
Expenses (Schedules 2 and 3)
    Health                                                                          33,362       32,834          31,572
    Education                                                                       11,640       11,599          10,859
    Children's and Social Services                                                   9,944       10,067           9,230
    Interest on Debt                                                                 9,796        9,019           9,368
    Environment, Resources and Economic Development                                  6,433        8,502           6,459
    Training, Colleges and Universities                                              4,819        4,714           4,605
    Justice                                                                          3,073        3,058           2,958
    General Government and Other                                                     4,416        4,134           4,345
----------------------------------------------------------------------------- ------------- ------------ ---------------
----------------------------------------------------------------------------- ------------- ------------ ---------------
                                                                                    83,483       83,927          79,396
    Reserve                                                                          1,000
Annual Surplus (Deficit)                                                            (2,796)         298          (1,555)
    Accumulated Deficit at Beginning of Year                                                   (125,743)       (124,188)
    Less: Net Assets of Broader Public Sector Organizations at Beginning of                      16,290               -
    Year (Note 2, Schedule 9)
----------------------------------------------------------------------------- ------------- ------------ ---------------
----------------------------------------------------------------------------- ------------- ------------ ---------------
Accumulated Deficit at End of Year                                                             (109,155)       (125,743)
----------------------------------------------------------------------------- ------------- ------------ ---------------
------------------------------------------------------------------------------------------------------------------------

See accompanying Notes and Schedules to the Financial Statements.
(1) Amounts reported in 2005 Budget, which exclude the impact of consolidation of broader public sector organizations.
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Financial Position
-----------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------- ------------- ------------ ------------ --------------
As at March 31                                                                        2006                        2005
($ Millions)
---------------------------------------------------------------- ------------- ------------ ------------ --------------
---------------------------------------------------------------- ------------- ------------ ------------ --------------

Liabilities
    Accounts Payable and Accrued Liabilities (Schedule 4)                           13,272                      13,629
    Debt (Note 3)                                                     154,906                   156,377
    Unamortized Foreign Exchange Gains                                    426                       424
                                                                 -------------              ------------
                                                                 -------------              ------------
                                                                                   155,332                     156,801
    Power Purchase Contracts (Note 5)                                                3,389                       3,785
    Nuclear Funding Liability (Note 5)                                                 768                       1,410
    Pensions and Other Employee Future Benefits (Note 6)                             1,686                       1,747
    Other Liabilities (Note 7)                                                       3,858                       5,146
---------------------------------------------------------------- ------------- ------------ ------------ --------------
---------------------------------------------------------------- ------------- ------------ ------------ --------------
                                                                                   178,305                     182,518
---------------------------------------------------------------- ------------- ------------ ------------ --------------
---------------------------------------------------------------- ------------- ------------ ------------ --------------

Financial Assets
    Cash and Cash Equivalents                                                        4,342                      10,032
    Temporary Investments (Note 8)                                                   2,979                       4,321
    Accounts Receivable (Schedule 5)                                                 6,447                       6,164
    Loans Receivable (Schedule 6)                                                    6,851                       6,364
    Other Assets                                                                     2,588                       2,473
    Investment in Government Business Enterprises (Schedule 8)                      13,170                      12,243
---------------------------------------------------------------- ------------- ------------ ------------ --------------
---------------------------------------------------------------- ------------- ------------ ------------ --------------
                                                                                    36,377                      41,597
---------------------------------------------------------------- ------------- ------------ ------------ --------------
---------------------------------------------------------------- ------------- ------------ ------------ --------------
Net Debt                                                                          (141,928)                   (140,921)
Non-Financial Assets
    Net Assets of Broader Public Sector Organizations (Note 2,                      16,739                           -
    Schedule 9)
    Tangible Capital Assets (Note 9)                                                16,034                      15,178
---------------------------------------------------------------- ------------- ------------ ------------ --------------
---------------------------------------------------------------- ------------- ------------ ------------ --------------
                                                                                    32,773                      15,178
---------------------------------------------------------------- ------------- ------------ ------------ --------------
---------------------------------------------------------------- ------------- ------------ ------------ --------------
Accumulated Deficit                                                               (109,155)                   (125,743)
-----------------------------------------------------------------------------------------------------------------------

Contingent Liabilities (Note 10) and Contractual Obligations (Note 11)
See accompanying Notes and Schedules to the Financial Statements.
-----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Change in Net Debt
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                               2006                     2005
($ Millions)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

Annual Surplus (Deficit)                                                                   298                  (1,555)
    Acquisition of Tangible Capital Assets                                 (1,675)                  (1,388)
    Amortization of Tangible Capital Assets (Note 9)                          815                      801
    Proceeds on Sale of Tangible Capital Assets                                45                       18
    Loss (Gain) on Sale of Tangible Capital Assets                            (41)                      19
    Increase in Net Assets of Broader Public Sector Organizations            (449)
    (Schedule 9)                                                                                         -
                                                                     -------------            -------------
                                                                     -------------
                                                                                       (1,305)                    (550)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

Increase in Net Debt                                                                   (1,007)                  (2,105)
    Net Debt at Beginning of Year                                                    (140,921)                (138,816)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Net Debt at End of Year                                                              (141,928)                (140,921)
------------------------------------------------------------------------------------------------------------------------

See accompanying Notes and Schedules to the Financial Statements.
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Consolidated Statement of Cash Flow
-----------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------- -------------- ------------
For the year ended March 31                                                                          2006         2005
($ Millions)
------------------------------------------------------------------------------------------- -------------- ------------
-----------------------------------------------------------------------------------------------------------------------

Operating Transactions
    Annual Surplus (Deficit)                                                                          298       (1,555)
    Amortization of Tangible Capital Assets (Note 9)                                                  815          801
    Loss (Gain) on Sale of Tangible Capital Assets                                                    (41)          19
    Income from Investment in Government Business Enterprises (Schedule 8)                         (4,308)      (3,578)
    Remittances from Government Business Enterprises (Schedule 8)                                   3,381        3,365
    Decrease in Liability for Pensions and Other Employee Future Benefits (Note 6)                    (61)         (53)
    Decrease in Power Purchase Contracts (Note 5)                                                    (396)        (236)
    Decrease in Nuclear Funding Liability (Note 5)                                                   (642)        (506)
    Increase (Decrease) in Accounts Payable and Accrued Liabilities (Schedule 4)                     (357)       2,468
    Decrease in Other Items                                                                        (2,173)      (1,179)
-------------------------------------------------------------------------------------------- ------------- ------------
-------------------------------------------------------------------------------------------- ------------- ------------
Cash Applied to Operating Transactions                                                             (3,484)        (454)
-------------------------------------------------------------------------------------------- ------------- ------------
-------------------------------------------------------------------------------------------- ------------- ------------

Capital Transactions
    Acquisition of Tangible Capital Assets                                                         (1,675)      (1,388)
    Proceeds from Sale of Tangible Capital Assets                                                      45           18
    Increase in Net Assets of Broader Public Sector Organizations (Schedule 9)                       (449)            -
-------------------------------------------------------------------------------------------- ------------- ------------
-------------------------------------------------------------------------------------------- ------------- ------------
Cash Applied to Capital Transactions                                                               (2,079)      (1,370)
-------------------------------------------------------------------------------------------- ------------- ------------
-------------------------------------------------------------------------------------------- ------------- ------------

Investing Transactions
    Decrease (Increase) in Temporary Investments (Note 8)                                           1,342       (1,387)
-------------------------------------------------------------------------------------------- ------------- ------------
-------------------------------------------------------------------------------------------- ------------- ------------
Cash Provided by (Applied to) Investing Transactions                                                1,342       (1,387)
-------------------------------------------------------------------------------------------- ------------- ------------
-------------------------------------------------------------------------------------------- ------------- ------------

Financing Transactions
    Debt Issued                                                                                    19,955       26,141
    Debt Retired                                                                                  (21,424)     (18,073)
-------------------------------------------------------------------------------------------- ------------- ------------
-------------------------------------------------------------------------------------------- ------------- ------------
Cash Provided by (Applied to) Financing Transactions                                               (1,469)       8,068
-------------------------------------------------------------------------------------------- ------------- ------------
-------------------------------------------------------------------------------------------- ------------- ------------
    Net Increase (Decrease) in Cash and Cash Equivalents                                           (5,690)       4,857
    Cash and Cash Equivalents at Beginning of Year                                                 10,032        5,175
-------------------------------------------------------------------------------------------- ------------- ------------
-------------------------------------------------------------------------------------------- ------------- ------------
Cash and Cash Equivalents at End of Year                                                            4,342       10,032
-----------------------------------------------------------------------------------------------------------------------

See accompanying Notes and Schedules to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(ALL TABLES IN MILLIONS OF DOLLARS)
1.       Summary of Significant Accounting Policies

Basis of Accounting
         The Consolidated Financial Statements are prepared in accordance with the accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA)
         and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of the CICA.

Reporting Entity
         These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the government as defined in PSAB standards.

         Commencing April 1, 2005 public hospitals, specialty psychiatric hospitals, school boards and colleges, collectively referred to as the "Broader Public Sector (BPS) organizations", are included in the government reporting entity under the revised PSAB accounting standard. The BPS organizations are consolidated on a sector basis in these financial statements.

         Other organizations that are controlled by the Province are individually consolidated provided they meet one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million, or ii)
         their outside sources of revenues, deficit or surplus are greater than $10 million. A listing of these organizations is provided in Schedule 7.

         The activities of smaller organizations that do not meet the above criteria are reflected in these financial statements through the accounts of the ministries responsible for them. Trusts administered by the government on behalf of other parties are excluded from the reporting entity but are disclosed in Note 12.

Principles of Consolidation
         Government organizations, except for government business enterprises and broader public sector organizations, are consolidated on a line-by-line basis with the Consolidated Revenue Fund in these financial statements. Where necessary, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies described below, and to eliminate significant inter-organization accounts and transactions.

         Government business enterprises are defined as those government organizations that i) have the financial and operating authority to carry on a business, ii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations and iii) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of government business enterprises are recorded in the financial statements using the modified equity method. Under this method, their combined net assets are included in the financial statements as Investment in
         Government Business Enterprises on the Consolidated Statement of Financial Position and their combined net income is shown as a separate item, Income from Investment in Government Business Enterprises, on the Consolidated
         Statement of Operations.  Government business enterprises are reported in accordance with the accounting principles generally accepted for business enterprises.

         Broader Public Sector organizations are recorded in the financial statements using the modified equity method.
         Under the modified equity method, their combined net assets are included on the Consolidated Statement of
         Financial Position as Net Assets of Broader Public Sector Organizations. Their combined net expenses, that is, the total annual expenses of all BPS organizations net of revenues they receive from sources other than the Province, are included on a sector basis in Expenses on the Consolidated Statement of Operations. The combined net expenses of hospitals are included with Health expenses, school board net expenses are included with Education expenses, and college net expenses are included in Training, Colleges and Universities expenses in the Consolidated
         Statement of Operations.  Significant gains and losses resulting from inter-organizational transactions occurring from within the government reporting entity are eliminated upon consolidation.  BPS organizations are reported in accordance with the accounting principles generally accepted for their sector, except that the school boards sector has been adjusted to a full accrual basis of accounting upon consolidation.

Measurement Uncertainty
         Uncertainty in the determination of the amount at which an item is recognized in the financial statements is known as measurement uncertainty. Such uncertainty exists when it is reasonably possible that there could be a material variance between the recognized amount and another reasonably possible amount.

         Measurement uncertainty in these financial statements and notes thereto exists in the valuation of the power purchase contracts, the accruals for pensions and other employee future benefits obligations, the value of tangible capital assets, and the accruals for personal income and corporations tax revenues.

         The nature of the uncertainty in the valuation of the power purchase contracts arises from fluctuations in market prices that would impact this liability. The uncertainty related to pensions and other employee future benefits accruals arises because actual results may differ significantly from the Province's best estimate of expected results (for example, difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits). Uncertainty in the value of tangible capital assets exists because estimates of historical cost are used when actual cost is unknown and because of differences between estimated useful lives and actual useful lives.  Uncertainty related to the accrual for personal income tax and corporations tax revenues arises because of the possible differences between the estimated and actual economic growth and the impact of future tax assessments on taxes receivable.

         Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available.

Revenues
         Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned.
         Amounts received prior to the end of the year, which relate to revenues that will be earned in a subsequent fiscal year, are deferred and reported as liabilities.

Expenses
         Expenses are recognized in the fiscal year that the events giving rise to the expense occur and resources are consumed. Expenses include:

         •  The incurrence of liabilities for goods or services consumed;

         •  Transfer payments authorized and owing to recipients;

         •  Interest accruing on debt;

         •  Pension and other employee future benefits;

         •  The amortization of tangible capital assets; and

         •  Losses in the value of assets.

         Transfer payments are recognized in the year during which the payment is authorized, all eligibility criteria are met and a reasonable estimate of the amount can be made.

         Interest on Debt includes the following: i) interest on outstanding debt net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions;  iv) amortization of deferred hedging gains and losses; and v) servicing and other costs.

         Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government's share of the cost of benefits including the current year's cost of benefits, interest on the net benefits liability or surplus, amortization of actuarial gains or losses, cost of or gain on plan amendment and other adjustments.

         Other employee future benefits are either recognized in the period the event that obligates the government occurs or when the benefits are earned and accumulated by employees.

         The costs of buildings and transportation infrastructure owned by the Province are amortized and recognized as expenses over their estimated useful lives on a straight-line basis. Amortization of tangible capital assets owned by government organizations consolidated in these financial statements is also included in expenses.

         The Province is phasing in the implementation of PSAB recommendations on tangible capital assets. Consequently, the costs of acquisition of other tangible capital assets owned by the Province, such as furniture and vehicles, continue to be recorded as expenses. Also, for significant capital leases entered into by the Province, an amount equal to the present value of the minimum lease payments required over the term of the lease continues to be recorded as an expense at the inception of the lease, with an offsetting liability recorded for the lease obligation.

Liabilities
         Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in sacrifice of economic benefits in the future.

         Liabilities include probable losses on loan guarantees issued by the government, and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

         Liabilities also include obligations to government business enterprises.

Debt
         Debt is comprised of treasury bills, commercial paper, medium and long-term notes, savings bonds, debentures and loans.

         Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency debt, liabilities and assets are translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

         The Province uses derivative financial instruments (derivatives) for the purposes of minimizing interest costs and to manage risk. The Province does not use derivatives for speculative purposes. Derivatives are financial contracts, the value of which is derived from underlying instruments. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits
         The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government's best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and where applicable, the government's borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members.

         The liabilities for Employee Future Benefits such as pensions, other retirement benefits and termination pay represent the government's share of the actuarial present values of benefits attributed to services rendered by employees and former employees, less its share of the assets of the plans. In addition, the liability includes the
         Province's share of the unamortized balance of actuarial gains or losses, and other adjustments primarily for differences between the fiscal year-ends of the pension plans and the Province.

Assets
         Assets are resources controlled by the government from which it will derive future benefits. Assets are recognized in the year the events giving rise to the government's control of the benefit occur.

Financial Assets
         Financial assets are resources that can be used to discharge existing liabilities or finance future operations.
         They include cash, temporary investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

         Temporary investments are recorded at the lower of cost or fair value.

         Accounts receivables are recorded at cost. Valuation allowances are made when collectibility is considered doubtful.

         Loans receivable with significant concessionary terms are considered in part as grants and are recorded on the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan. The amount of the loan discount is amortized to revenue over the term of the loan. Loans receivable include amounts owing from government business enterprises.

         Investment in Government Business Enterprises represents the net assets of government business enterprises recorded on the modified equity basis as described under Principles of Consolidation.

Net Assets of Broader Public Sector Organizations
         The net assets of the broader public sector (BPS) organizations are comprised of tangible capital assets and financial assets of BPS organizations net of their liabilities. While the assets of BPS organizations are consolidated, they are owned, managed and operated by members of the BPS organizations. Tangible capital assets of hospitals and colleges are recorded at historical cost in their financial statements. Although school boards do not presently record tangible capital assets in their financial statements, their financial information has been adjusted upon consolidation to recognize the estimated historical cost of their land and building assets.

Tangible Capital Assets
         Tangible capital assets are recorded at historical cost. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development but excludes interest. Estimated historical cost was used to record existing tangible capital assets if actual cost was unknown when the Province first implemented tangible capital assets accounting.

         As the Province is phasing in the implementation of PSAB recommendations on provincially owned tangible capital assets, the following categories are included under tangible capital assets and recorded at historical cost: land, buildings and transportation infrastructure owned by the Province; and all tangible capital assets owned by government organizations that are consolidated in these financial statements. The remaining other tangible capital assets comprised primarily of leased assets, computers, equipment, vehicles and furniture are expensed as acquired.  The Province intends to apply PSAB's recommendations on the remaining other tangible capital assets in
         2008-09.

         Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Trust Funds
         Trust funds that have been deposited into the Consolidated Revenue Fund are included in Other Liabilities on the
         Consolidated Statement of Financial Position.

2.       Accounting Policy Changes

         In August 2003, PSAB revised its reporting entity standard for fiscal years commencing April 1, 2005. The government reporting entity is comprised of organizations that are controlled by the government as defined in the new standard.  Accordingly, the Province's reporting entity has been expanded to include public hospitals, specialty psychiatric hospitals, school boards, and colleges, collectively referred to as Broader Public Sector
         (BPS) organizations.

         The net book value of the net assets of the BPS organizations as at April 1, 2005 was established at $16.3 billion. The Province's accumulated deficit as at April 1, 2005 has been correspondingly reduced. Adoption of the new accounting policy resulted in a $449 million decrease in expenses for the 2005-06 fiscal year.

         The comparative results from the 2004-05 fiscal year have not been restated to reflect the revised accounting policy, as its effect on the previous year's financial results is not reasonably determinable. Consequently, comparisons between the current and prior fiscal years may not be meaningful.

3.       Debt

         The Province borrows in both domestic and international markets. Total Debt of $154.9 billion, as at March 31,
         2006 (2005, $156.4 billion), is composed of bonds and debentures issued in both the short-term and long-term public capital markets and non-public debt held by certain federal and provincial public sector pension plans, government agencies and private financial institutions. Debt was comprised of Debt Issued for Provincial Purposes of $126.9 billion (2005, $128.9 billion) and Ontario Electricity Financial Corporation (OEFC) debt of
         $28.0 billion (2005, $27.5 billion). The table on page 50 presents the maturity schedule of the Province's outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts.

------------------------------------------------------------------------------------------- ------------ -------------
Debt
As at March 31                                                                                     2006          2005
------------------------------------------------------------------------------------------- ------------ -------------
-------------------- --------------- ----------- --------------- ---------- --------------- ------------ -------------
Currency                   Canadian        U.S.        Japanese                      Other
                             Dollar      Dollar             Yen       Euro(1)     Currency(2)     Total         Total
-------------------- --------------- ----------- --------------- ---------- --------------- ------------ -------------
----------------------------------------------------------------------------------------------------------------------

Maturing in:
2006                                                                                                          $24,073
2007                        $17,646       3,315             460          -               -      $21,421        14,864
2008                          8,078       5,397             320          -             224       14,019        12,777
2009                         14,876       3,538               -        795             207       19,416        19,276
2010                          8,431       1,654             717      1,443             870       13,115        12,758
2011                          6,002           -               -          -             252        6,254
-------------------- --------------- ----------- --------------- ---------- --------------- ------------ -------------
-------------------- --------------- ----------- --------------- ---------- --------------- ------------ -------------
1-5 years                    55,033      13,904           1,497      2,238           1,553       74,225        83,748
6-10 years                   21,772       5,214              99      1,188           1,707       29,980        28,994
11-15 years                   4,694           -               -          -               -        4,694         2,996
16-20 years                  11,766           -               -          -               -       11,766        10,156
21-25 years                  12,843           -               -          -               -       12,843        14,993
26-40(3) years               21,398           -               -          -               -       21,398        15,490
-------------------- --------------- ----------- --------------- ---------- --------------- ------------ -------------
-------------------- --------------- ----------- --------------- ---------- --------------- ------------ -------------
Total(4), (5)              $127,506      19,118           1,596      3,426           3,260     $154,906      $156,377
-------------------- --------------- ----------- --------------- ---------- --------------- ------------ -------------
-------------------- --------------- ----------- --------------- ---------- --------------- ------------ -------------
Debt Issued for             104,284      14,924           1,596      3,426           2,643      126,873       128,859
Provincial
Purposes(6)
OEFC Debt                    23,222       4,194               -          -             617       28,033        27,518
-------------------- --------------- ----------- --------------- ---------- --------------- ------------ -------------
-------------------- --------------- ----------- --------------- ---------- --------------- ------------ -------------
Total(4), (5)              $127,506      19,118           1,596      3,426           3,260     $154,906      $156,377
-------------------- --------------- ----------- --------------- ---------- --------------- ------------ -------------
----------------------------------------------------------------------------------------------------------------------
Effective interest rates (weighted average)
2006                          6.39%       5.04%           4.09%      5.61%           4.44%        6.14%             -
2005                          6.64%       5.31%           5.20%      5.49%           4.72%            -         6.36%
----------------------------------------------------------------------------------------------------------------------
(1) Euro debt includes debt issues in Euro and French franc legacy currency.
(2) Other currencies comprise: Australian dollar, New Zealand dollar, Pound sterling, Swiss franc, Hong Kong dollar and South African rand.
(3) The longest term to maturity is to March 1, 2045.
(4) Total foreign currency denominated debt as at March 31, 2006, was $27.4 billion (2005, $32.3 billion). Of that,
    $384 million (2005, $400 million) was unhedged U.S. dollar denominated debt, $695 million (2005, $800 million)
    was unhedged Japanese yen denominated debt and $23 million (2005, Nil) was unhedged Swiss franc denominated debt; the remaining balance of $26.3 billion or 95.9% (2005, $31.1 billion or 96.3%) was fully hedged to
    Canadian dollars.
(5) Total debt includes issues totalling $4.8 billion (2005, $2.9 billion), which have embedded options exercisable by either the Province or the bond holder under specific conditions.
(6) Debt denominated in Canadian dollars as at March 31, 2006 includes $1.0 billion (2005, $1.0 billion) of long-term debt purchased by the Province but not cancelled.
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Debt
As at March 31                                                                                 2006            2005
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Debt Payable to:
    Public Investors                                                                       $130,760        $130,988
    Canada Pension Plan Investment Fund                                                      10,233          10,233
    Ontario Teachers' Pension Plan                                                            7,596           8,666
    Public Service Pension Plan                                                               2,705           2,886
    Ontario Public Service Employees Union Pension Fund                                       1,285           1,371
    Canada Mortgage and Housing Corporation                                                     960           1,003
    Others(1)                                                                                 1,367           1,230
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Total                                                                                      $154,906        $156,377
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
(1) Debt payable to others includes debt payable to Ontario Municipal Employees' Retirement Fund, Colleges of
    Applied Arts and Technology Pension Plan and Ryerson Retirement Pension Plan. It also includes the School
    Board Trust Debt, debt of Ontario Immigrant Investor Corporation and Royal Ontario Museum.
--------------------------------------------------------------------------------------------------------------------

         Fair value of debt issued approximates amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province's debt, fair value is estimated using discounted cash flows and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

         The estimated fair value of debt at March 31, 2006 was $170.6 billion (2005, $172.3 billion). This is higher than the book value of $154.9 billion (2005, $156.4 billion) because current interest rates are generally lower than the interest rates at which the debt was issued. The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt
         A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The
         Trust issued 30-year sinking fund debentures amounting to $891 million in June 2003. The Trust provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. These amounts will be reduced over the 30 year period by the transfer payments made by the Ministry of Education to the Trust under the School Board Operating Grant program. As at March 31, 2006, the outstanding amount of $854 million (2005, $867 million) advanced to school boards is included in Other Assets and outstanding debentures of $863 million (2005, $876 million) are included in Debt.

4.       Risk Management and Derivative Financial Instruments

         The Province employs various risk management strategies and operates within defined risk exposure limits to ensure exposure to risk is managed in a prudent and cost effective manner. A variety of strategies are used, including the use of derivative financial instruments ("derivatives").

         Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal arrangements under which the Province agrees with another party to exchange cash flows based upon one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

         Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments and foreign currency transactions will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including foreign exchange forward contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar denominated cash flows. Most of the derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. In the instances where the term of foreign exchange forward contracts used for hedging is shorter than the term of the underlying debt, the effectiveness is maintained by continuously rolling the foreign exchange forward contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

         The current policy allows the net of unhedged foreign currency debt principal and foreign currency holdings to reach a maximum of 5 per cent of Debt Issued for Provincial Purposes and OEFC debt. At March 31, 2006, the respective unhedged levels were 0.8 and nil per cent (2005, 0.8 and 0.1 per cent). For every one-cent increase in the Canadian dollar versus the U.S. dollar, there would be an increase in debt amount of $3 million (2005, $3 million) and an increase in Interest on Debt of $1.7 million (2005, $1.4 million). For every one Japanese yen decrease versus the Canadian dollar, there would be an increase in debt amount of $7 million (2005, $9 million) and an increase in Interest on Debt of $2.0 million
         (2005, $2.1 million). Total foreign exchange gains recognized in the Statement of Operations for 2005-06 were $112 million
         (2004-05, $56 million).

         Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for
         Provincial Purposes, the risk is measured as interest rate resetting risk which is the net of floating rate exposure, liquid reserves and fixed rate debt maturing within the next 12-month period as a percentage of Debt Issued for Provincial
         Purposes. In respect of OEFC debt, the risk is the floating rate exposure as a percentage of OEFC debt. Depending on market conditions, the Province creates or reduces its exposure to interest rate changes by issuing or retiring short-term debt, or by entering into or closing out derivative positions. The current policy limits interest rate resetting risk for Debt
         Issued for Provincial Purposes to a maximum of 25 per cent and floating rate risk for OEFC debt to a maximum of 20 per cent.

         As at March 31, 2006, interest rate resetting risk for Debt Issued for Provincial Purposes was 14.1 per cent
         (2005, 10.2 per cent) while floating rate risk for OEFC debt was 9.6 per cent (2005, 8.5 per cent). Based on floating rate interest-bearing financial instruments on hand at the balance sheet date plus planned issues for the coming year, a one per cent (100 basis points) increase in interest rates would result in an increase in Interest on Debt of $250 million
         (2005, $250 million).

         Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves, that is, cash and temporary investments (Note 8), at levels that will meet future cash requirements and will give the Province flexibility in the timing of issuing debt. In addition, the Province has short-term note programs as alternative sources of liquidity.

         The table below presents a maturity schedule of the Province's derivatives, by type, outstanding at March 31, 2006, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

--------------------------------------------------------------------------------------------------------- ---------- ------------
Derivative Portfolio Notional Value
As at March 31                                                                                                 2006         2005
--------------------------------------------------------------------------------------------------------- ---------- ------------
------------------ ------------ ------------ ----------- ------------ ---------- ----------- ------------ ---------- ------------
Maturity in                                                                            6-10      Over 10
Fiscal Year               2007         2008        2009         2010       2011       Years        Years      Total        Total
------------------ ------------ ------------ ----------- ------------ ---------- ----------- ------------ ---------- ------------
---------------------------------------------------------------------------------------------------------------------------------

Swaps:
    Interest rate       $8,648      $13,272     $10,403       $7,769     $2,111     $18,286       $4,246    $64,735      $69,116
    Cross                4,596        4,451       4,630        5,053        502       9,203            -     28,435       30,947
    currency
Forward foreign
exchange                 3,639            -           -            -          -           -            -      3,639        5,241
contracts
Caps and floors            444            -           -           88          -           -            -        532          761
Futures                     --            -           -            -          -           -            -          -           62
------------------ ------------ ------------ ----------- ------------ ---------- ----------- ------------ ---------- ------------
------------------ ------------ ------------ ----------- ------------ ---------- ----------- ------------ ---------- ------------
Total                  $17,327      $17,723     $15,033      $12,910     $2,613     $27,489       $4,246    $97,341     $106,127
------------------ ------------ ------------ ----------- ------------ ---------- ----------- ------------ ---------- ------------

         The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain.  The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high credit quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements
         ("master agreements") that provide for termination netting and, if applicable, payment netting with virtually all of its counterparties. Gross credit risk exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net credit risk exposure is the loss including the mitigating impact of these netting provisions.

         The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2006.

--------------------------------------------------------------------------------------- ---------------- ---------------
Credit Risk Exposure
As at March 31                                                                                     2006            2005
--------------------------------------------------------------------------------------- ---------------- ---------------
--------------------------------------------------------------------------------------- ---------------- ---------------
                                                                                                 $1,507          $1,865
Gross credit risk exposure(1)
    Less: Netting(2)                                                                             (1,395)         (1,618)
--------------------------------------------------------------------------------------- ---------------- ---------------
--------------------------------------------------------------------------------------- ---------------- ---------------
Net Credit Risk Exposure                                                                          $ 112            $247
------------------------------------------------------------------------------------------------------------------------

(1) Gross credit risk exposure is the gross credit exposure to counterparties with net positive exposure (that is, the
    Province has an unrealized gain).
(2) "Netting" is the gross negative credit exposure to counterparties with net positive credit exposures covered by master agreements providing for close out netting when contracts do not have co-terminus settlement dates.
------------------------------------------------------------------------------------------------------------------------

5.       Ontario Electricity Financial Corporation Liabilities

         The Ontario Electricity Financial Corporation (OEFC) is consolidated as a government organization in these financial statements. In addition to the current liabilities and long-term debt of OEFC, recorded in these financial statements under Accounts Payable and Accrued Liabilities and Debt respectively, the following liabilities of OEFC are also reflected in these financial statements:

i)  Power Purchase Contracts
         Power purchase contracts and related loan agreements were entered into by Ontario Hydro with non-utility generators (NUGs) located in Ontario. As the legal continuation of Ontario Hydro, OEFC is the counterparty to these contracts. A liability arose because these contracts, expiring on various dates to 2048, provided for the purchase of power at prices that were expected to be in excess of the market price.

         The NUG liability had been valued at $4.3 billion on a discounted cash-flow (DCF) basis since Ontario Hydro was continued as OEFC on April 1, 1999. Prior to open access to the electricity market in May 2002, power purchased from NUGs was resold at cost to the revenue pool managed by Ontario Power Generation Inc. (OPG). After the market opened, OEFC sustained annual losses on power purchased from NUGs. The DCF model was updated as of March 31, 2003, which reduced the estimated liability, by $422 million to $3.7 billion. The revaluation change is being amortized to operations over a 10-year period.

         Under the Electricity Restructuring Act, 2004, effective January 1, 2005, OEFC began receiving actual contract prices for power from ratepayers and will no longer incur losses on these power purchase contracts. The Ministry of Finance estimates that the bulk of the liability will be eliminated over 12 years as existing electricity contracts expire. The decrease in the liability for power purchase contracts for 2005-06 was $396 million
         (2004-05, $236 million). This results in a liability of $3.4 billion as at March 31, 2006   (2005, $3.8 billion).

ii) Nuclear Funding Liability
         OEFC as the continued Ontario Hydro assumed a liability in the amount of $2.4 billion representing nuclear waste management and asset removal liabilities that were incurred prior to April 1, 1999. The Province and OPG are parties to the Ontario Nuclear Funds Agreement (ONFA) to establish, fund and manage segregated funds to ensure that sufficient funds are available to pay for costs of nuclear waste management and station decommissioning.

         The board of directors of OEFC approved the funding of the Decommissioning Segregated Fund, established by OPG, thus discharging the nuclear funding liability over a four-year period. OEFC contributed $1.2 billion towards the fund liability on July 24, 2003, $600 million on March 31, 2005 and $709 million on October 4, 2005.

         Interest is accrued at a rate equal to the Ontario Consumer Price Index plus 3.25 per cent in accordance with the terms of ONFA which were finalized on July 24, 2003. A commitment-in-lieu of $768 million as at March 31, 2006
         (2005, $1.4 billion) has been provided to the Decommissioning Segregated Fund.

6.       Pensions and Other Employee Future Benefits

-----------------------------------------------------------------------------------------------------------------------
Pensions and Other Employee Future Benefits
Liability (Asset)
As at March 31                                              2006                   2006          2006             2005
                                                                         Other Employee
                                                        Pensions        Future Benefits         Total            Total
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Obligation for benefits                                 $ 59,004                $ 5,508      $ 64,512         $ 59,566
Less: plan fund assets                                   (64,421)                  (325)      (64,746)         (60,389)
Unamortized actuarial gains (losses)                       1,602                 (1,156)          446            1,170
Adjustments(1)                                             1,474                      -         1,474            1,400
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Total                                                  $  (2,341)               $ 4,027       $ 1,686          $ 1,747
-----------------------------------------------------------------------------------------------------------------------
(1) Adjustments consist of:
    i)   differences for amounts reported by the pension plans at December 31, instead of the Province's year-end of March 31;
    ii)  unamortized difference between employer and employee contributions for jointly sponsored pension plans;
    iii) unamortized employee contribution reductions for solely sponsored plans;
    iv)  unamortized initial unfunded liabilities of jointly sponsored plans; and
    v)   amounts payable by the Province that are reflected as contributions in the pension plan assets.
-----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Pensions and Other Employee Future Benefits Expense
For the year ended
March 31                                                    2006                   2006          2006              2005
                                                                         Other Employee
                                                        Pensions        Future Benefits         Total             Total
------------------------------------------------ ---------------- ---------------------- ------------- -----------------
------------------------------------------------ ---------------- ---------------------- ------------- -----------------

Cost of benefits                                         $ 1,506                  $ 262       $ 1,768           $ 1,606
Amortization of actuarial losses (gains)                    (432)                    45          (387)             (250)
Employee contributions                                      (173)                     -          (173)             (158)
Cost of (gain on) plan amendments                             44                    211           255                (5)
Interest expense (revenue)                                  (310)                   200          (110)             (178)
Adjustments(1)                                              (113)                     -          (113)              142
------------------------------------------------ ---------------- ---------------------- ------------- -----------------
------------------------------------------------ ---------------- ---------------------- ------------- -----------------
Total(2)                                                   $ 522                  $ 718       $ 1,240           $ 1,157
------------------------------------------------------------------------------------------------------------------------
(1) Adjustments for Pensions consist of amortization of:
    i)   the difference between employer and employee contributions for jointly sponsored pension plans;
    ii)  employee contribution reductions for solely sponsored plans; and
    iii) initial unfunded liability of jointly sponsored pension plans.
         Adjustments for Other Employee Future Benefits include the increase in Other Employee Future Benefits Liability as at April 1, 2004 as a result of a change in estimation method.
(2) Total Pensions and Other Employee Future Benefits Expense is reported in Schedule 2. The Teachers' Pension expense of $295 million (2004-05, $240 million) is included in the Education expense in the Consolidated Statement of
    Operations and is disclosed separately in Schedule 3. The Public Service and OPSEU Pension expense of $227 million
    (2004-05, $237 million) and Other Employee Future Benefits-- Retirement Benefits expense of $502 million (2004-05,
    $221 million) are included in the General Government and Other expense in the Consolidated Statement of
    Operations. The combined total of Public Service and OPSEU Pension and Other Employee Future Benefits-- Retirement
    Benefits expense of $729 million (2004-05, $458 million) is disclosed separately in Schedule 3. The remainder of
    Other Employee Future Benefits expense is included in the relevant ministries' expenses in Schedule 3.
------------------------------------------------------------------------------------------------------------------------

Pensions
         The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and joint sponsor of the Ontario Public Service Employees Union (OPSEU) Pension Plan, and the Ontario Teachers'
         Pension Plan (OTPP).

         These three plans are contributory defined benefit plans that provide Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute between 7 and 9 per cent of their salary to these plans. The Province matches these contributions.

         Funding of these plans is based on statutory actuarial funding valuations undertaken at least every three years.
         The Province contributed $740 million to the OTPP in 2005-06 (2004-05, $708 million), $136 million to the PSPP
         (2004-05, $124 million) and $143 million to the OPSEU Pension Plan (2004-05, $135 million). During calendar year
         2005, the OTPP paid benefits, including transfers to other plans of $3.6 billion (2004, $3.4 billion), the PSPP paid $793 million (2004, $799 million) and the OPSEU Pension Plan paid $524 million (2004, $493 million). Under agreements between the Province and OPSEU, and between the Province and the Ontario Teachers' Federation (OTF),
         gains and losses arising from statutory actuarial funding valuations are shared by the co-sponsors.

         The government's best estimate of the future annual inflation rate used in the pension and other employee future benefits calculations is 2.5 per cent, the salary escalation rate is 3.5 per cent, the discount rate and the expected rate of return on pension plan assets are 6.75 per cent (2005, 7 per cent) for OTPP, 6.5 per cent for
         PSPP and 6.75 per cent for OPSEU Pension Plan. Actuarial gains or losses are amortized over periods of 10 to 13 years.

         The Province is also responsible for sponsoring the Ontario Teachers' Retirement Compensation Arrangement and the
         Public Service Supplementary Benefits Plan. Expenses and liabilities of these plans are included in the Pensions
         Expense and Pensions Liability reported in the above tables.

Other Employee Future Benefits
         Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits and compensated absences. The discount rate used in the Other Employee Future Benefits (except retirement benefits) calculation for 2005-06 is 4.65 per cent (2004-05, 5.25 per cent).

         Retirement Benefits
         The Province provides dental, basic life insurance, supplementary health and hospital benefits to retired employees through a self-insured, unfunded defined benefit plan. The Province paid $119 million for benefits under the plan in 2005-06 (2004-05, $95 million). The liability for non-pension retirement benefits of $2.5 billion as at March 31, 2006 (2005, $2.1 billion) is included in the Other Employee Future Benefits Liability. The expense for 2005-06 of $502 million (2004-05, $221 million) is included in the Other Employee Future Benefits Expense.

         The discount rate used in the other retirement benefits calculation for 2005-06 is 5.15 per cent (2004-05, 5.75 per cent).

         During the year, the Province entered into an agreement with OPSEU to change various supplemental health benefits.
         The cost of these changes of $211 million is included in the 2005-06 Other Employee Future Benefits Expense.

         Post-Employment Benefits
         The Province provides employees who have completed 5 years of service, termination pay equal to one week's salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service but less than 5 years are also entitled to termination pay in the event of death, retirement or release from employment. The termination pay benefits are unfunded and are administered by the Province. The Province paid out
         $49 million in termination pay in 2005-06 (2004-05, $43 million). The liability for termination pay of $805 million as at
         March 31, 2006 (2005, $777 million) is included in the Other Employee Future Benefits Liability. The expense for 2005-06 of $76 million (2004-05, ($39 million) including a $112 million reduction in the liability as a result of a change in estimation method) is included in the Other Employee Future Benefits Expense.

         The Province also provides on a self-insured basis workers' compensation benefits, long-term disability benefits and regular benefits to employees who are on workers' compensation and/or long-term disability. The liability for workers' compensation of $360 million as at March 31, 2006 (2005, $349 million) net of deposits of $3 million
         (2005, $3 million) is included in the Other Employee Future Benefits Liability. The expense for 2005-06 of $53 million
         (2004-05, $120 million) including a $41 million payment made in 2005-06 (2004-05, $39 million) is included in the Other
         Employee Future Benefits Expense. The 2004-05 expense included a $92 million increase in the liability as a result of a change in estimation method.

         The unfunded liability for long-term disability benefits of $209 million as at March 31, 2006 (2005, $183 million)
         is net of deposits of $322 million (2005, $321 million), and is included in the Other Employee Future Benefits
         Liability. The 2005-06 expense of $82 million (2004-05, $232 million including the impact of compliance with PSAB recommendations on long-term disability benefits) is included in the Other Employee Future Benefits Expense. A $56 million payment for long-term disability benefits was made in 2005-06 (2004-05, $47 million).

7.       Other Liabilities
------------------------------------------------------------------------------------------------------------------------
Other Liabilities
As at March 31                                                                                       2006          2005
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

Deferred Revenue:
    Federal Transfers                                                                             $ 1,407        $2,346
    Vehicle & Driver Licences                                                                         579           322
    Other                                                                                             562           582
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Total Deferred Revenue                                                                              2,548         3,250
Electricity Consumer Price Protection Fund                                                              -           528
Other Funds and Liabilities                                                                         1,310         1,368
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Total                                                                                             $ 3,858        $5,146
------------------------------------------------------------------------------------------------------------------------

         Other Liabilities include deferred revenues, Electricity Consumer Price Protection Fund (remaining surplus in discontinued fund to be returned to consumers), pension and benefit funds related to the Provincial Judges'
         Pension Fund and the Deputy Ministers' Supplementary Benefit Account, externally restricted funds and other miscellaneous liabilities.

------------------------------------------------------------------------------------------------------------------------
Deferred Revenue-- Federal Transfers
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                             Amortized to Revenue        Deferred           Amortized to Revenue
                                                                          Revenue
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                   Total                                                                        2007-08
                                Transfer        2004-05                                                             and
                                Received      and prior        2005-06        2005-06         2006-07        thereafter
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Wait Times                        $1,655           $242           $243         $1,170            $467              $703
Reduction
2004-05

Public Health and                    156             50             53             53              53                 -
Immunization
2003-04

Other Federal                        190              2              4            184              11               173
Transfers
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Total                             $2,001           $294           $300         $1,407            $531              $876
------------------------------------------------------------------------------------------------------------------------

         The above federal transfers were received by the Province and are intended to provide funding for provincial expenditures over several accounting periods. The Wait Times Reduction Fund and the Public Health and Immunization
         Trust are recognized as revenue in the periods identified by the federal government. They have been used to fund health care expenditures including grants to hospitals.

         The Province provides a two-year vehicle licence plate renewal option and multi-year driver licence renewals (two years for seniors and five years for all others). Amounts received under these multi-year renewals are recognized as revenue over the periods covered by the licences.  During the year, the Province refined the method of estimating deferred revenue for vehicle and driver licences.  Consequently, the deferred revenue balance as at March 31, 2006 increased by $257 million from March 31, 2005.

8.       Temporary Investments
----------------------------------------------------------------------------------------------------------------------
Temporary Investments
As at March 31                                                                                  2006             2005
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Temporary investments                                                                         $7,327           $5,644
Add: assets purchased under resale agreements                                                     80            2,594
Less: assets sold under repurchase agreements                                                 (4,428)          (3,917)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total                                                                                         $2,979           $4,321
----------------------------------------------------------------------------------------------------------------------

         The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements, at March 31, 2006 is $3.1 billion (2005, $4.4 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

         A resale agreement is an agreement between two parties to purchase and subsequently resell a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties to sell and subsequently repurchase a security at a specified price on a specified date.

9.       Tangible Capital Assets
-----------------------------------------------------------------------------------------------------------------------
Tangible Capital Assets
As at March 31                                              2006                   2006             2006          2005
                                                                            Accumulated         Net Book      Net Book
                                                            Cost           Amortization            Value         Value
-----------------------------------------------------------------------------------------------------------------------

Land                                                      $5,366                   $  -           $5,366        $5,036
Buildings                                                  4,151                  1,360            2,791         2,684
Transportation Infrastructure                             11,963                  5,031            6,932         6,566
Other                                                      2,115                  1,170              945           892
------------------------------------------------------------------------------------------------------------------------
Total                                                    $23,595                 $7,561          $16,034       $15,178
------------------------------------------------------------------------------------------------------------------------

         Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

         Buildings include administrative and service structures, and buildings under construction, but leased premises are excluded.

         Transportation infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

         Other includes railway equipment, computer equipment, vehicles, furniture, and administrative and service equipment owned by government organizations that are consolidated. Similar assets owned by provincial ministries will be included in 2007-08. Works of art and historical treasures including the Legislative Building are excluded from tangible capital assets.

         All tangible capital assets, except buildings under construction, land and land improvements with an indefinite life, are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the fiscal year 2005-06 totaled $815 million (2004-05, $801 million). The useful lives of the Province's tangible capital assets have been estimated as:

         Buildings                                            20 to 40 years

         Transportation Infrastructure                        10 to 60 years

         Other                                                3 to 25 years

10.      Contingent Liabilities

Obligations Guaranteed by the Province
         The authorized limit for loans guaranteed by the Province as at March 31, 2006 was $3.8 billion (2005, $3.9 billion).
         The outstanding loans guaranteed and other contingencies amounted to $3.3 billion at March 31, 2006 (2005, $3.2 billion).
         A provision of $504 million (2005, $409 million) based on an estimate of the likely loss arising from guarantees under the Student Support Programs has been reflected in these Consolidated Financial Statements.

Ontario Nuclear Funds Agreement
         The Province, Ontario Power Generation Inc. (OPG), a wholly owned subsidiary, and certain subsidiaries of OPG, are parties to the Ontario Nuclear Funds Agreement (ONFA), to establish, fund, and manage segregated funds to ensure sufficient funds are available to pay the costs of nuclear station decommissioning and nuclear used fuel waste management.

         Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically, to reflect new developments in the management of nuclear used fuel waste.

         As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the nuclear used fuel waste management fund. If the earnings on assets in that fund exceed the guaranteed rate, the Province is entitled to the excess.

         Two agreements are in place to satisfy the Canadian Nuclear Safety Commission (CNSC) licensing requirements for financial guarantees in respect of OPG's nuclear station decommissioning and nuclear waste management obligations.
         One agreement gives the CNSC access to the segregated funds established under ONFA. The other agreement provides a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee, for up to $1.5 billion, relates to the portion of the decommissioning and waste management obligations not funded by the segregated funds. In return, the
         Province receives from OPG an annual fee equal to 0.5 per cent of the value of the direct provincial guarantee.

Social Housing-- Loan Insurance Agreements
         For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults, directly or indirectly, through the Ministry of Municipal Affairs and
         Housing or the Ontario Housing Corporation.

         At March 31, 2006, there were $8.6 billion (2005, $8.8 billion) of mortgage loans outstanding. As operating subsidies provided are sufficient to ensure that all mortgage payments can be made when due, default is unlikely.
         To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown
         There are claims outstanding against the Crown of which 94 (2005, 82) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property and like items. The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

11.      Contractual Obligations

         The nature of the government's activities results in significant multi-year contracts and obligations, including the following:

         •  Ontario Power Generation Inc.'s future contributions under the Ontario Nuclear Funds Agreement of $3.7 billion, long-term debt repayment obligations of $3.7 billion and fuel supply agreements of $1.4 billion; and

         •  Transfer payment for long-term care beds of $2.2 billion.

         The following table summarizes the government's total contractual obligations.

------------------------------------------------------------------------------------------------------------------------
Contractual Obligations
As at March 31                                                                                     2006            2005
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Ontario Power Generation                                                                        $10,930         $10,023
Transfer payments                                                                                 5,193           6,095
Leases                                                                                            1,452           1,095
Construction Contracts                                                                            1,007             730
Other                                                                                             6,581           3,208
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Total Contractual Obligations                                                                   $25,163         $21,151
------------------------------------------------------------------------------------------------------------------------

         The following table summarizes the information presented above to indicate the minimum amounts required to satisfy the contractual obligations each year from 2007 to 2011 inclusive, and a total for amounts due in the year 2012 and subsequent years.

------------------------------------------------------------------------------------------------------------------------
Schedule of Minimum Payments
As at March 31
------------------------------------------------------------------------------------------------------------------------
Minimum                         Ontario
Payments                          Power         Transfer                         Construction
to be made in:               Generation         Payments        Leases              Contracts       Other         Total
------------------------------------------------------------------------------------------------------------------------
2007                            $ 2,715           $1,335         $ 231                   $625      $1,139       $ 6,045
2008                              1,715              841           171                    270         641         3,638
2009                              1,662              471           140                     81         577         2,931
2010                              1,062              320           108                     21         522         2,033
2011                              1,490              242            86                      9         397         2,224
2012 and thereafter               2,286            1,984           716                      1       3,305         8,292
------------------------------------------------------------------------------------------------------------------------
Total                           $10,930           $5,193        $1,452                 $1,007      $6,581       $25,163
------------------------------------------------------------------------------------------------------------------------

12.      Trust Funds Under Administration

         Summary financial information from the most recent financial statements of trust funds under administration is provided below.

------------------------------------------------------------------------------------------------------------------------
Workplace Safety and Insurance Board
As at December 31                                                                                   2005           2004
------------------------------------------------------------------------------------------------------------------------
Assets                                                                                           $14,547        $13,643
Liabilities                                                                                       21,057         20,063
------------------------------------------------------------------------------------------------------------------------
Unfunded Liability                                                                                (6,510)        (6,420)
------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                           4,416          4,130
Expenditures                                                                                       4,506          4,503
------------------------------------------------------------------------------------------------------------------------
Deficit                                                                                              (90)          (373)
Unfunded Liability, Beginning of Year                                                             (6,420)        (7,135)
Effect of Changes in Accounting Policy                                                                --          1,088
------------------------------------------------------------------------------------------------------------------------
Unfunded Liability, End of Year                                                                  $(6,510)       $(6,420)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Other Trust Funds
As at March 31, 2006
------------------------------------------------------------------------------------------------------------------------
                                                                                                           Fund Balance
                                                             Assets           Liabilities          (Unfunded Liability)
------------------------------------------------------------------------------------------------------------------------

The Public Guardian and Trustee for Province of             $1,229                 $1,150                          $ 79
Ontario
------------------------------------------------------------------------------------------------------------------------
Motor Vehicle Accident Claims Fund                            $ 49                   $188                        $ (139)
------------------------------------------------------------------------------------------------------------------------
Pension Benefits Guarantee Fund                               $143                   $417                        $ (274)
------------------------------------------------------------------------------------------------------------------------
As at December 31, 2005                                     Assets            Liabilities                  Fund Balance
------------------------------------------------------------------------------------------------------------------------
Deposit Insurance Corporation of Ontario                       $95                    $10                           $85
------------------------------------------------------------------------------------------------------------------------

         Any unfunded liability of trusts under administration are not included in the Province's financial statements as they are the responsibility of external parties. The most recent financial statements of these trusts are reproduced in Volume 2 of the Public Accounts of Ontario.

13.      Subsequent Event

         As part of the sale of its 50 per cent interest in Teranet in August 2003, the Province retained the right to share in the value of any future sale of Teranet.

         On May 8, 2006, the Province granted permission to Teranet Inc. to proceed with an initial public offering (IPO)
         of the company.  On June 16, 2006, the Province received substantially all of its estimated share of the IPO proceeds of $571 million, and agreed to contribute $54 million to Teranet for service improvements and system enhancements to Ontario's electronic land registration system. The Province will record the estimated revenue of
         $571 million and expense of $54 million in fiscal year 2006-07.

14.      Comparative Figures

         The comparative figures have been reclassified as necessary to conform to the 2006 presentation.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS                                                             PAGE

Province of Ontario
Schedule 1: Revenues
------------------------------------------------------------------------------------------------------------------------
                                                                                      Budget(1)      Actual      Actual
For the year ended March 31                                                                2006        2006        2005
($ Millions)
------------------------------------------------------------------------------------------------------------------------
Taxation
Personal Income Tax                                                                      20,026      21,041      19,320
Retail Sales Tax                                                                         15,475      15,554      14,855
Corporations Tax                                                                          9,248       9,984       9,883
Employer Health Tax                                                                       4,033       4,197       3,886
Ontario Health Premium                                                                    2,422       2,350       1,737
Gasoline Tax                                                                              2,308       2,281       2,277
Tobacco Tax                                                                               1,511       1,379       1,453
Land Transfer Tax                                                                         1,056       1,159       1,043
Electricity Payments-In-Lieu of Taxes                                                       656         951         511
Fuel Tax                                                                                    733         729         727
Other Taxes                                                                                 258         292         283
------------------------------------------------------------------------------------------------------------------------
                                                                                         57,726      59,917      55,975
------------------------------------------------------------------------------------------------------------------------

Government of Canada
Canada Health Transfer                                                                    7,127       7,148       5,640
Canada Social Transfer                                                                    3,039       3,052       2,912
                                                                                          11584
CHST Supplements                                                                            584         584         775
Social Housing                                                                              520         520         522
Infrastructure Programs                                                                     293         285         209
Early Learning and Child Care                                                               272         272           -
Wait Times Reduction Fund                                                                   243         243         242
Medical Equipment Funds                                                                     194         194         387
Indian Welfare Services Agreement                                                           146         182         154
Bilingualism Development                                                                     63          86          70
Labour Market Agreement for Persons with Disabilities                                        63          81          62
Youth Criminal Justice                                                                       69          67          68
Public Health and Immunization Trust                                                         53          52          50
Legal Aid Criminal                                                                           43          51          50
Other                                                                                       464         434         741
------------------------------------------------------------------------------------------------------------------------
                                                                                         13,173      13,251      11,882
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 1: Revenues (cont'd)
------------------------------------------------------------------------------------------------------------------------
                                                                                      Budget(1)      Actual      Actual
For the year ended March 31                                                                2006        2006        2005
($ Millions)
-------------------------------------------------------------------------------- --------------- ----------- -----------
Income from Investment in Government Business                                             4,019       4,308       3,578
Enterprises (Schedule 8)
-------------------------------------------------------------------------------- --------------- ----------- -----------
Other
Electricity Debt Retirement Charge                                                        1,018       1,021         997
Power Sales                                                                                 961         779         610
Local Services Realignment                                                                  765         775         733
Vehicle and Driver Registration Fees                                                      1,017         763         976
Other Fees and Licences                                                                     510         550         506
Liquor Licence Board of Ontario Revenues                                                    502         516         489
Sales and Rentals                                                                           369         465         352
Net Reduction of Power Purchase Contracts                                                   396         396         236
Royalties                                                                                   236         191         278
Independent Electricity System Operator Revenue                                             151         141         149
Miscellaneous                                                                               844       1,152       1,080
-------------------------------------------------------------------------------- --------------- ----------- -----------
                                                                                          6,769       6,749       6,406
-------------------------------------------------------------------------------- --------------- ----------- -----------
Total Revenues                                                                           81,687      84,225      77,841
-------------------------------------------------------------------------------- --------------- ----------- -----------
------------------------------------------------------------------------------------------------------------------------
(1) Amounts reported in 2005 Budget, which exclude the impact of consolidation of broader public sector organizations.
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 2: Expenses by Object
-----------------------------------------------------------------------------------------------------------------------
For the year ended March 31                                                                   2006                2005
($ Millions)
------------------------------------------------------------------------------ -------------------- -------------------
Transfer Payments                                                                           62,636              58,030
Interest on Debt                                                                             9,019               9,368
Salaries and Wages                                                                           4,477               4,305
Services                                                                                     2,747               2,512
Pensions and Other Employee Future Benefits (Note 6)                                         1,240               1,157
Amortization of Tangible Capital Assets (Note 9)                                               815                 801
Power Purchases                                                                                803                 840
Supplies and Equipment                                                                         794                 726
Employee Benefits                                                                              573                 560
Transportation and Communication                                                               445                 419
Increase in Net Assets of Broader Public Sector Organizations                                (449)
(Note 2, Schedule 9)                                                                                                 -
Other                                                                                          827                 678
------------------------------------------------------------------------------ -------------------- -------------------
Total Expenses                                                                              83,927              79,396
------------------------------------------------------------------------------ -------------------- -------------------

Province of Ontario
Schedule 3: Expenses by Ministry
------------------------------------------------------------------------------------------------------------------------
                                                                                  Budget(1)        Actual        Actual
For the year ended March 31                                                            2006          2006          2005
($ Millions)
------------------------------------------------------------------------------- ------------ ------------- -------------
Agriculture, Food and Rural Affairs                                                     876         1,147         1,400
Attorney General                                                                      1,273         1,291         1,209
Board of Internal Economy                                                               167           150           145
Children and Youth Services                                                           3,305         3,330         2,851
Citizenship and Immigration                                                              76            93            64
Community and Social Services                                                         6,639         6,737         6,379
Community Safety and Correctional Services                                            1,800         1,767         1,749
Culture                                                                                 390           475           344
Democratic Renewal Secretariat                                                            4             2             2
Economic Development and Trade                                                          450           202            84
Education                                                                            11,350           418        10,619
    School Boards (Note 2, Schedule 9)                                                   --        10,886            --
    Teachers' Pension (Note 6)                                                          290           295           240
Energy                                                                                  200           207           194
Environment                                                                             327           275           307
Executive Offices                                                                        19            19            19
Finance                                                                               1,741         1,748         1,926
    Contingency Fund                                                                    557            --            --
    Interest on Debt                                                                  9,796         9,019         9,368
    Power Purchases                                                                     961           803           840
Government Services                                                                     674           562           898
    Public Service/OPSEU Pension and Other Employee Future Benefits (Note 6)            514           729           458
Health and Long-Term Care                                                            33,058        17,722        31,331
    Hospitals (Note 2, Schedule 9)                                                       --        14,816            --
Health Promotion                                                                        304           296           241
Intergovernmental Affairs                                                                 8            10            13
Labour                                                                                  146           141           129
Municipal Affairs and Housing                                                           774           928           772
Natural Resources                                                                       546           632           563
Northern Development and Mines                                                          671           337           320
Office of Francophone Affairs                                                             4             4             3
Public Infrastructure Renewal                                                            92           107            41
    Capital Contingency Plan                                                            175            --            --
Research and Innovation                                                                 323           370           263
Secretariat for Aboriginal Affairs                                                       17            50            21
Tourism                                                                                 179           210           167
Training, Colleges and Universities                                                   4,819         3,529         4,605
    Colleges (Note 2, Schedule 9)                                                        --         1,185            --
Transportation                                                                        1,458         3,435         1,831
Year-End Savings2                                                                     (500)            --            --
------------------------------------------------------------------------------- ------------ ------------- -------------
Total Expenses                                                                       83,483        83,927        79,396
------------------------------------------------------------------------------- ------------ ------------- -------------
------------------------------------------------------------------------------------------------------------------------
(1) Amounts reported in 2005 Budget, which exclude the impact of consolidation of broader public sector organizations.
(2) For Budget purposes, these items were not allocated to individual ministries.
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 4: Accounts Payable and Accrued Liabilities
------------------------------------------------------------------------------------------------------------------------
As at March 31                                                                                         2006        2005
($ Millions)
------------------------------------------------------------------------------------------------------------------------
Transfer Payments                                                                                     5,296       5,417
Interest on Debt                                                                                      4,313       4,066
Liability for CRA1 Overpayment                                                                        1,064       1,197
Salaries, Wages and Benefits                                                                            416         421
Restructuring                                                                                           200         360
Obligations Under Capital Leases                                                                         50          68
Other                                                                                                 1,933       2,100
------------------------------------------------------------------------------------------------------------------------
Total Accounts Payable and Accrued Liabilities                                                       13,272      13,629
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
(1) CRA - Canada Revenue Agency
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 5: Accounts Receivable
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
As at March 31                                                                                         2006        2005
($ Millions)
------------------------------------------------------------------------------------------------------------------------
Taxes                                                                                                 5,045       4,721
Transfer Payments(1)                                                                                    945         942
Other Accounts Receivable                                                                             1,015       1,071
------------------------------------------------------------------------------------------------------------------------
                                                                                                      7,005       6,734
Less: Provision for Doubtful Accounts(2)                                                            (1,662)     (1,579)
------------------------------------------------------------------------------------------------------------------------
                                                                                                      5,343       5,155
Government of Canada                                                                                  1,104       1,009
------------------------------------------------------------------------------------------------------------------------
Total Accounts Receivable                                                                             6,447       6,164
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
(1) The transfer payment receivable consists primarily of recoverables of $838 million (2005, $818 million) for the
    Ontario Disability Support Program - Financial Assistance.
(2) The provision for doubtful accounts includes a provision of $770 million (2005, $750 million) for the Ontario
    Disability Support Program - Financial Assistance.
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 6: Loans Receivable
------------------------------------------------------------------------------------------------------------------------
As at March 31                                                                                         2006        2005
($ Millions)
------------------------------------------------------------------------------------------------------------------------
Government Business Enterprises and Trusts(1)                                                         5,137       4,959
Municipalities(2)                                                                                     1,172         704
Students(3)                                                                                           1,146       1,147
Pension Benefit Guarantee Fund(4)                                                                       308         319
Industrial and Commercial(5)                                                                            274         190
Universities(6)                                                                                         165         162
School Boards and Colleges(7)                                                                           110         167
Other                                                                                                    44          48
------------------------------------------------------------------------------------------------------------------------
                                                                                                      8,356       7,696
Unamortized Concession Discounts                                                                       (283)       (242)
Allowance for Doubtful Accounts                                                                      (1,222)     (1,090)
------------------------------------------------------------------------------------------------------------------------
Total Loans Receivable                                                                                6,851       6,364
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
(1) Loans to Government Business Enterprises bear interest at rates of 2.99% to 6.65%.
(2) Loans to Municipalities bear interest at rates up to 7.38%.
(3) Loans to Students bear interest at rates of 4.25% to 5%.
(4) The loan to the Pension Benefit Guarantee Fund is interest free.
(5) Loans to industrial and commercial enterprises bear interest at rates up to 11.25% and include forgivable loans totalling $19.3 million (2005, $19.3 million) which are fully provided for in the Allowance for Doubtful Accounts.
(6) Loans to Universities are mortgages bearing interest at rates of 5.875% to 10.81%.
(7) Loans to School Boards and Colleges bear interest at rates of 7.25% to 11.04%.
------------------------------------------------------------------------------------------------------------------------

         Repayment terms are as follows:
                                              Year ended March 31                  Principal Repayment
------------------------------------------------------------------------------------------------------------------------
                                                             2007                                1,885
                                                             2008                                  722
                                                             2009                                  690
                                                             2010                                  879
                                                             2011                                  742
------------------------------------------------------------------------------------------------------------------------
                                                                                                 4,918
------------------------------------------------------------------------------------------------------------------------                                                        2012-2016                                1,052
                                                        2017-2021                                  197
                                                        2022-2026                                  161
                                                        2027-2031                                   60
                                              2032 and thereafter                                  120
------------------------------------------------------------------------------------------------------------------------
                                                                                                 6,508
------------------------------------------------------------------------------------------------------------------------
                                                No fixed maturity                                1,848
------------------------------------------------------------------------------------------------------------------------
                                                                                                 8,356
------------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 7: Government Organizations
----------------------------------------------------------------------------------------------------------------------
Government Business Enterprises(1)                                              Responsible Ministry
----------------------------------------------------------------------------------------------------------------------
Algonquin Forestry Authority (AFA)                                              Natural Resources
Hydro One Inc. (HOI)                                                            Energy
Liquor Control Board of Ontario (LCBO)                                          Public Infrastructure Renewal
Niagara Parks Commission (NPC)                                                  Tourism
Ontario Clean Water Agency (OCWA)                                               Environment
Ontario Lottery and Gaming Corporation (OLGC)                                   Public Infrastructure Renewal
Ontario Northland Transportation Commission (ONTC)                              Northern Development and Mines
Ontario Power Generation Inc. (OPG)                                             Energy
Provincial Agencies(1)                                                          Responsible Ministry
----------------------------------------------------------------------------------------------------------------------
Agricorp                                                                        Agriculture, Food and Rural Affairs
Cancer Care Ontario                                                             Health and Long-Term Care
Education Quality and Accountability Office                                     Education
Independent Electricity System Operator                                         Energy
Infrastructure Ontario(2)                                                       Public Infrastructure Renewal
GO Transit (Toronto Area Transit Operating Authority                            Transportation
    and Greater Toronto Transit Authority)
Legal Aid Ontario                                                               Attorney General
Metropolitan Toronto Convention Centre                                          Tourism
Northern Ontario Heritage Fund Corporation                                      Northern Development and Mines
Ontario Educational Communications Authority                                    Education
Ontario Electricity Financial Corporation                                       Finance
Ontario Energy Board                                                            Energy
Ontario Financing Authority                                                     Finance
Ontario Housing Corporation                                                     Municipal Affairs and Housing
Ontario Immigrant Investor Corporation                                          Economic Development and Trade
Ontario Strategic Infrastructure Financing Authority                            Public Infrastructure Renewal
Ontario Place Corporation                                                       Tourism
Ontario Power Authority                                                         Energy
Ontario Racing Commission                                                       Government Services
Ontario Realty Corporation                                                      Public Infrastructure Renewal
Ontario Science Centre                                                          Culture
Ontario Securities Commission                                                   Finance
Ontario Tourism Marketing Partnership Corporation                               Tourism
Ontario Trillium Foundation                                                     Culture
Royal Ontario Museum                                                            Culture
Smart Systems for Health Agency                                                 Health and Long-Term Care
Toronto Waterfront Revitalization Corporation(2)                                Public Infrastructure Renewal
----------------------------------------------------------------------------------------------------------------------
(1) The most recent audited financial statements of these organizations are reproduced in Volume 2, Public Accounts of Ontario.
(2) The organization met the criteria for consolidation in fiscal year 2005-2006.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Broader Public Sector Organizations
----------------------------------------------------------------------------------------------------------------------
Public Hospitals - Ministry of Health and Long-Term Care
Lennox and Addington County General Hospital             Services de sante de Chapleau Health Services
Four Counties Health Services                            Public General Hospital Campus, Chatham-Kent Health Alliance
Stevenson Memorial Hospital                              St. Joseph's Hospital Campus, Chatham-Kent Health Alliance
Almonte General Hospital                                 North York General Hospital
Arnprior and District Memorial Hospital                  Clinton Public Hospital
Atikokan General Hospital                                Lady Minto Hospital
Royal Victoria Hospital of Barrie Inc.                   Collingwood General and Marine Hospital
Blind River District Health Centre                       Religious Hospitallers of St. Joseph Health Centre of
                                                             Cornwall Hotel Dieu
West Park Healthcare Centre                              Deep River and District Hospital Corporation
South Muskoka Memorial Hospital                          Dryden Regional Health Centre
Brantford General Hospital                               Haldimand War Memorial Hospital
Brockville General Hospital                              St. Joseph's General Hospital
Brockville Providence CCC                                Englehart and District Hospital
Campbellford Memorial Hospital                           Espanola General Hospital
Carleton Place and District Memorial Hospital            South Huron Hospital Association
Hornepayne Community Hospital                            Groves Memorial Community Hospital
Alexandra Hospital                                       Cambridge Memorial Hospital
Anson General Hospital                                   Geraldton District Hospital
Lady Dunn Health Centre                                  Alexandra Marine & General Hospital
Sensenbrenner Hospital                                   West Lincoln Memorial Hospital
Religious Hospitallers of St. Joseph of the Hotel Dieu   Guelph General Hospital
    of Kingston
Kingston General Hospital                                St. Joseph's Health Centre
Kingston Providence CCC                                  St. Joseph's Healthcare Hamilton
Kirkland and District Hospital                           St. Peter's Hospital
St. Mary's General Hospital                              Hanover & District Hospital
York Central Hospital                                    Hopital Notre Dame Hospital
Leamington District Memorial Hospital                    Listowel Memorial Hospital
Ross Memorial Hospital                                   St. Joseph's Health Care, London
Joseph Brant Memorial Hospital                           Hawkesbury and District General Hospital
Manitouwadge General Hospital                            Seaforth Community Hospital
Wilson Memorial General Hospital                         Glengarry Memorial Hospital
Bingham Memorial Hospital                                Norfolk General Hospital
Mattawa General Hospital                                 Smooth Rock Falls Hospital
Huronia District Hospital                                Stratford General Hospital
Credit Valley Hospital                                   Strathroy Middlesex General Hospital
Kemptville District Hospital                             McCausland Hospital
West Haldimand General Hospital                          Tillsonburg District Memorial Hospital
Southlake Regional Health Centre                         Lake of the Woods District Hospital
Nipigon District Memorial Hospital                       Baycrest Centre for Geriatric Care
Orillia Soldiers' Memorial Hospital                      Hospital for Sick Children
Children's Hospital of Eastern Ontario                   Mount Sinai Hospital
Hopital Montfort                                         Bridgepoint Hospital
Willett Hospital                                         Runnymede Healthcare Centre
Pembroke Regional Hospital                               St. Michael's Hospital
Public Hospitals - Ministry of Health and Long-Term Care (cont'd)
Penetanguishene General Hospital                         Salvation Army Toronto Grace Hospital
St. Francis Memorial Hospital                            Toronto East General Hospital
Peterborough Regional Health Centre                      James Bay General Hospital
Providence Healthcare                                    Sydenham District Hospital - Chatham-Kent Health Alliance
Queensway-Carleton Hospital                              St. John's Rehabilitation Hospital
St. Joseph's Care Group                                  West Nipissing General Hospital
Manitoulin Health Centre                                 St. Marys Memorial Hospital
Renfrew Victoria Hospital                                St. Thomas - Elgin General Hospital
Hotel Dieu Health Sciences Hospital, Niagara             Casey House Hospice
Winchester District Memorial Hospital                    Headwaters Health Care Centre
Temiskaming Hospital                                     Hotel-Dieu Grace Hospital
Wingham and District Hospital                            Perth and Smiths Falls District Hospital
Woodstock General Hospital                               Grand River Hospital
Red Lake Margaret Cochenour Memorial Hospital            West Parry Sound Health Centre
St. Joseph's Health Centre                               Sisters of Charity of Ottawa Hospital
Riverside Health Care Facilities Inc.                    Windsor Regional Hospital
Huntsville District Memorial Hospital                    Thunder Bay Regional Health Sciences Centre
Markham Stouffville Hospital                             London Health Sciences Centre
North Bay General Hospital                               Haliburton Highlands Health Services Corporation
Timmins and District Hospital                            Bloorview MacMillan Centre
Humber River Regional Hospital                           Northumberland Hills Hospital
Hamilton Health Sciences Corporation                     William Osler Health Centre
South Bruce Grey Health Centre                           Lakeridge Health Corporation
University Health Network                                Sunnybrook &` Women's College Health Sciences Centre
Trillium Health Centre                                   Rouge Valley Health System
Halton Healthcare Services Corporation                   Grey Bruce Health Services
Quinte Healthcare Corporation                            Toronto Rehabilitation Institute
Ottawa Hospital                                          Sioux Lookout Meno-Ya-Win Health Centre
Hopital regional de Sudbury Regional Hospital            Sault Area Hospital
Scarborough Hospital                                     Bluewater Health
University of Ottawa Heart Institute                     Cornwall Community Hospital
Niagara Health System                                    North Wellington Health Care Corporation (Louise Marshall)

Specialty Psychiatric Hospitals - Ministry of Health and Long-Term Care
Royal Ottawa Health Care Group                           Centre for Addiction and Mental Health
Northeast Mental Health Centre                           Whitby Mental Health Centre

School Boards - Ministry of Education
Airy and Sabine District School Area Board               Huron-Perth Catholic District School Board
Algoma District School Board                             Huron-Superior Catholic District School Board
Algonquin and Lakeshore Catholic District School Board   Ignace Roman Catholic Separate School Board
Asquith-Garvey District School Area Board                James Bay Lowlands Secondary School Board
Atikokan Roman Catholic Separate School Board            Kawartha Pine Ridge District School Board
Avon Maitland District School Board                      Keewatin-Patricia District School Board
Bloorview MacMillan School Authority                     Kenora Catholic District School Board
Bluewater District School Board                          KidsAbility School Authority
School Boards - Ministry of Education (cont'd)
Brant Haldimand Norfolk Catholic District School Board   Lakehead District School Board
Bruce-Grey Catholic District School Board                Lambton Kent District School Board
Campbell Children's School Authority                     Limestone District School Board
Caramat District School Area Board                       London District Catholic School Board
Catholic District School Board of Eastern Ontario        Mine Centre District School Area Board
Collins District School Area Board                       Missarenda District School Area Board
Connell and Ponsford District School Area Board          Moose Factory Island District School Area Board
Conseil  des ecoles publiques de l'Est de l'Ontario      Peterborough Victoria Northumberland and Clarington
                                                             Catholic District School Board
Conseil scolaire de district catholique Centre-Sud       Moosonee Roman Catholic Separate School Board
Conseil scolaire de district catholique de l'Est ontarienMurchison and Lyell District School Area Board
Conseil scolaire de district catholique des Aurores      Nakina District School Area Board
    boreales
Conseil scolaire de district catholique des Grandes      Near North District School Board
    Rivieres
Conseil scolaire de district catholique du Centre-Est de Niagara Catholic District School Board
    l'Ontario
Conseil scolaire de district catholique du Nouvel-OntarioNiagara Peninsula Children's Centre School Authority
Conseil scolaire de district catholique Franco-Nord      Nipissing-Parry Sound Catholic District School Board
Conseil scolaire de district des ecoles catholiques du   Northeastern Catholic District School Board
    Sud-Ouest
Conseil scolaire de district du Centre Sud-Ouest         Northern District School Area Board
Conseil scolaire de district du Grand Nord de l'Ontario  Northwest Catholic District School Board
Conseil scolaire de district du Nord-Est de l'Ontario    Ottawa Children's Treatment Centre School Authority
District School Board of Niagara                         Ottawa-Carleton Catholic District School Board
District School Board Ontario North East                 Ottawa-Carleton District School Board
Dubreuilville Roman Catholic Separate School Board       Parry Sound Roman Catholic Separate School Board
Dufferin-Peel Catholic District School Board             Peel District School Board
Durham Catholic District School Board                    Penetanguishene Protestant Separate School Board
Durham District School Board                             Moosonee District School Area Board
Essex County Children's Rehabilitation Centre School     Rainbow District School Board
    Authority
Foleyet District School Area Board                       Rainy River District School Board
Foleyet Roman Catholic Separate School Board             Red Lake Area Combined Roman Catholic Separate School Board
Gogama District School Area Board                        Renfrew County Catholic District School Board
Gogama Roman Catholic Separate School Board              Renfrew County District School Board
Grand Erie District School Board                         Simcoe County District School Board
Greater Essex County District School Board               Simcoe Muskoka Catholic District School Board
Halton Catholic District School Board                    St. Clair Catholic District School Board
Halton District School Board                             Sudbury Catholic District School Board
Hamilton-Wentworth Catholic District School Board        Summer Beaver District School Area Board
Hamilton-Wentworth District School Board                 Superior North Catholic District School Board
Hastings and Prince Edward District School Board         Superior-Greenstone District School Board
Hornepayne Roman Catholic Separate School Board          Thames Valley District School Board
Thunder Bay Catholic District School Board               Waterloo Catholic District School Board
Toronto Catholic District School Board                   Waterloo Region District School Board
Toronto District School Board                            Wellington Catholic District School Board
Trillium Lakelands District School Board                 Windsor-Essex Catholic District School Board
Upper Canada District School Board                       York Region District School Board
Upper Grand District School Board                        York Catholic District School Board
Upsala District School Area Board
Colleges - Ministry of Training, Colleges and Universities
Algonquin College of Applied Arts and Technology         La Cite collegiale
Cambrian College of Applied Arts and Technology          Lambton College of Applied Arts and Technology
Canadore College                                         Loyalist College of Applied Arts and Technology
Centennial College of Applied Arts and Technology        Mohawk College of Applied Arts and Technology
College Boreal                                           Niagara College of Applied Arts and Technology
Conestoga College of Applied Arts and Technology         Northern College of Applied Arts and Technology
Confederation College                                    Sault College of Applied Arts and Technology
Durham College                                           Seneca College of Applied Arts and Technology
Fanshawe College of Applied Arts and Technology          Sheridan College of Applied Arts and Technology
George Brown College of Applied Arts and Technology      Sir Sanford Fleming College
Georgian College of Applied Arts and Technology          St. Clair College of Applied Arts and Technology
Humber College Institute of Technology and Advanced      St. Lawrence College of Applied Arts and Technology
 Learning

Province of Ontario
Schedule 8: Government Business Enterprises
Summary financial information of Government Business Enterprises is provided below.(1)
--------------------------------------------------------- -------------- ------------ --------------- -----------------
                                                                                              Liquor
For the year ended March 31, 2006                    Algonquin Forestry    Hydro One   Control Board     Niagara Parks
($ Millions)                                                  Authority         Inc.      of Ontario        Commission
--------------------------------------------------------- -------------- ------------ --------------- -----------------
Assets
Cash and Temporary Investments                                        3          119             101                 -
Accounts Receivable                                                   4          736              24                 -
Inventories                                                           -           62             284                 6
Prepaid Expenses                                                      -            -              13                 -
Long-Term Investments                                                 -            -               -                 -
Fixed Assets                                                          1       10,197             228               131
Other Assets                                                          3        1,015              --                --
--------------------------------------------------------- -------------- ------------ --------------- -----------------
Total Assets                                                         11       12,129             650               137
--------------------------------------------------------- -------------- ------------ --------------- -----------------
Liabilities
Bank Indebtedness                                                     -           10               -                 8
Accounts Payable                                                      1          710             326                 5
Deferred Revenue                                                      -            -               -                 -
Long-Term Debt                                                        -        5,367              41                 3
Other Liabilities                                                     1        1,333               -                 3
--------------------------------------------------------- -------------- ------------ --------------- -----------------
Total Liabilities                                                     2        7,420             367                19
--------------------------------------------------------- -------------- ------------ --------------- -----------------
Net Assets                                                            9        4,709             283               118
--------------------------------------------------------- -------------- ------------ --------------- -----------------
Revenue                                                              28        4,382           3,683                80
--------------------------------------------------------- -------------- ------------ --------------- -----------------
Expenses                                                             28        3,878           2,486                78
--------------------------------------------------------- -------------- ------------ --------------- -----------------
Net Income (Loss)                                                     -          504           1,197                 2
Net Assets-- Beginning of Year                                        9        4,566             286               116
Payments from (to) CRF                                                -        (361)         (1,200)                 -
--------------------------------------------------------- -------------- ------------ --------------- -----------------
Net Assets                                                            9        4,709             283               118
--------------------------------------------------------- -------------- ------------ --------------- -----------------
-----------------------------------------------------------------------------------------------------------------------
(1) The information in this table represents unaudited results of Government Business Enterprises for the year ended
    March 31, 2006.
-----------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 8: Government Business Enterprises
------------------------------------------------------------------------------------------------------------------
                      Ontario Lottery     Ontario Northland
     Ontario Clean         and Gaming        Transportation       Ontario Power
      Water Agency         Commission            Commission     Generation Inc.                             Total
------------------------------------------------------------------------------------------------------------------

                34                760                     -                 919                             1,936
                17                 46                    21                 397                             1,245
                 -                  -                    18                 680                             1,050
                 2                 57                     1                   -                                73
                 9                  -                     -                   -                                 9
                 5              2,294                   266              11,351                            24,473
               125                 88                    92               8,236                             9,559
------------------------------------------------------------------------------------------------------------------
               192              3,245                   398              21,583                            38,345
------------------------------------------------------------------------------------------------------------------

                 -                  -                    22                   -                                40
                12                392                    29                 900                             2,375
                 -                 17                     7                 153                               177
                 -                642                    29               3,594                             9,676
                 9                150                    61              11,350                            12,907
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                21              1,201                   148              15,997                            25,175
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               171              2,044                   250               5,586                            13,170
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               113              6,090                   134               5,948                            20,458
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               132              4,063                   140               5,345                            16,150
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              (19)              2,027                   (6)                 603                             4,308
               191              1,842                   250               4,983                            12,243
               (1)            (1,825)                     6                   -                            (3,381)
------------------------------------------------------------------------------------------------------------------
               171              2,044                   250               5,586                            13,170
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

Province of Ontario
Schedule 8: Government Business Enterprises
------------------------------------------------------------------------------------------------------------------------

Algonquin Forestry Authority (AFA)
         The Algonquin Forestry Authority is responsible for forest management in Algonquin Park.

Hydro One Inc. (HOI)
         The principal business of Hydro One is the transmission and distribution of electricity to customers within
         Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario (LCBO)
         The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers' Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public and tests all products sold to the public to maintain high standards of quality. The Board also establishes prices for beer, wine and spirits.

Niagara Parks Commission (NPC)
         The Commission maintains, preserves and enhances the beauty and surroundings of the Horseshoe Falls and the
         Niagara River from Fort Erie to Niagara-on-the-Lake.

Ontario Clean Water Agency (OCWA)
         The Agency assists municipalities in providing more cost-effective water and sewage services and encourages
         Ontario residents, municipalities and industries to conserve water. The Agency also finances, builds and operates water and sewage systems, as well as providing services to communities, all on a cost-recovery basis.

Ontario Lottery and Gaming Corporation (OLGC)
         Under the Ontario Lottery and Gaming Corporation Act, 1999, the Corporation conducts lottery games and operates commercial casinos, charity casinos, and slot machines at 15 Ontario racetracks.

Ontario Northland Transportation Commission (ONTC)
         The Commission provides rail, bus, ferry, air and telecommunications services to Northern Ontario.

Ontario Power Generation Inc. (OPG)
         The principal business of Ontario Power Generation Inc. is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the United States northeast and midwest.

Province of Ontario
Schedule 9: Broader Public Sector Organizations
Summary financial information of Broader Public Sector Organizations is provided below.
-------------------------------------------------------------------------------------------------------------------
For the year ended
March 31, 2006(1)
($ Millions)                                             Hospitals      School Boards         Colleges       Total
-------------------------------------------------------------------------------------------------------------------
Expense
Salaries, Wages and Benefits                                11,606             13,613            1,382      26,601
Bursaries, Student Aid and Other Grants                          -                  -               72          72
Interest Expense                                                56                297               41         394
Amortization Expense                                           727                419              145       1,291
Other                                                        5,086              3,788              741       9,615
-------------------------------------------------------------------------------------------------------------------
Total Expenses                                              17,475             18,117            2,381      37,973
-------------------------------------------------------------------------------------------------------------------
Revenue
School Property Taxes                                            -              6,080                -       6,080
Fees, Donations and Other Primary                              922                395            1,004       2,321
Interest and Investment Income                                  23                 69               12         104
Other                                                        1,714                687              180       2,581
-------------------------------------------------------------------------------------------------------------------
Total Revenue                                                2,659              7,231            1,196      11,086
-------------------------------------------------------------------------------------------------------------------
Net Expenses                                                14,816             10,886            1,185      26,887
-------------------------------------------------------------------------------------------------------------------
Transfers from the Province                                 15,275             10,798            1,263      27,336
Increase/(Decrease) in Net Assets of Broader
    Public Sector                                              459               (88)               78         449
Net Assets - Beginning of Year                               7,293              7,428            1,569      16,290
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                   7,752              7,340            1,647      16,739
-------------------------------------------------------------------------------------------------------------------
Financial Assets                                             4,576              2,818              797       8,191
Liabilities                                                  7,644              9,954            1,367      18,965
-------------------------------------------------------------------------------------------------------------------
Net Debt                                                     3,068              7,136              570      10,774
Tangible Capital Assets                                     10,820             14,476            2,217      27,513
-------------------------------------------------------------------------------------------------------------------
Net Assets                                                   7,752              7,340            1,647      16,739
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
(1) Amounts reported include consolidation adjustments made to eliminate significant inter-organizational gains and losses, to record tangible capital assets for school boards, and to conform school boards to the
    Province's fiscal year.
-------------------------------------------------------------------------------------------------------------------

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget
         The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year. For an electronic copy of the Ontario Budget, visit the Ministry of Finance website at www.fin.gov.on.ca.

The Estimates of the Province of Ontario
         The government's spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative
         Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly, per the Supply Act. For electronic access, go to: www.fin.gov.on.ca.

Ontario Finances
         This is a quarterly report on the performance of the government's Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year. Copies may be obtained free by writing to the Ministry of Finance, Communications and Corporate Affairs Branch, 3rd Floor, Frost Building North,
         95 Grosvenor Street, Toronto, Ontario, M7A 1Z1. For electronic access, go to: www.fin.gov.on.ca.

Ontario Economic Accounts
         This quarterly report contains data on Ontario's economic activity. Copies may be obtained free by writing to the
         Ministry of Finance, Communications and Corporate Affairs Branch, 3rd Floor, Frost Building North, 95 Grosvenor
         Street, Toronto, Ontario, M7A 1Z1. For electronic access, go to: www.fin.gov.on.ca.